ACOM CO., LTD.
HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo102-0071, Japan
Tel: (03) 3234-9120 Fax: (03) 3234-9266

04024629

April 19, 2004

APR 27

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

SUPPL

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 6 as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from October 1, 2003 through December 31, 2003, and which are all the documents of the Company required to be furnished to the SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

By K. Izumimoto
Name : Kouichi Izumimoto
Title : Director and General Manager, General Affairs Dept.

dlw 4/28

Attachment

List of material information made public in Japan from October 1, 2003 to December 31, 2003

	Date*	Descriptions	Information** provided to
Exhibit 1	October 8 and November 4, 2003	Reports on Purchase of the Company's Own Stock (Brief description in English)	DKLFB, Exchange
Exhibit 2	October 28, 2003	Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2004 (English translation)	Public, Exchange
Exhibit 3	October 28, 2003	Data Book for the Interim Period Ending March, 2004 (English translation)	Public, Exchange
Exhibit 4	November 10, 2003	Supplemental Document to the Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 5	November 10, 2003	38th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public, Exchange
Exhibit 6	December 10, 2003	Semi-Annual Securities Report (Brief description in English)	DKLFB, Exchange

* For Exhibit 1, the dates are those on which the Reports on Purchase of the Company's Own Stock were filed with the DKLFB.

** "Exchange" means the Tokyo Stock Exchange, Inc., on which the Shares of ACOM CO., LTD. are listed.

** "DKLFB" means the Director-General of the Kanto Local Finance Bureau.

(Brief Description)

Reports on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Reports on Purchase of the Company's Own Stock filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on October 8 and November 4, 2003 (the "Reports on Purchase of the Company's Own Stock") in connection with the purchase of ACOM, CO., LTD. (the "Company")'s own stock.

The Reports on Purchase of the Company's Own Stock are required under the Securities and Exchange Law to be, and were, submitted to the DKLFB in connection with the purchase of the Company's own stock.

The information contained in the Reports on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously filed news release dated April 30, 2003.

(TRANSLATION)

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2004 (Consolidated)

October 28, 2003

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2004 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL	http://ir.acom.co.jp/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 3270 – 3423
Date of the board of directors' meeting for the account settlement:	October 28, 2003
U.S. accounting standards:	Not adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Consolidated) and the Annexed Materials.

1. Consolidated Business Results for the Interim Accounting Period (from April 1, 2003 to September 30, 2003)

(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
9/03 (Interim)	218,875	0.6%	60,325	(26.7%)	59,533	(26.4%)
9/02 (Interim)	217,568	6.8%	82,353	(4.8%)	80,892	(7.2%)
3/03 (Annual)	437,572		146,695		144,244	

	Net Income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)
9/03 (Interim)	32,918	(24.5%)	227,63	—
9/02 (Interim)	43,604	(11.1%)	298.09	—
3/03 (Annual)	75,096		513.09	—

Notes: 1. Equity in earnings of affiliated companies: -1,394 million yen in 9/03 (interim), -1,964 million yen in 9/02 (interim), and –3,577 million in 3/03 (annual)

2. Average outstanding shares (consolidated): 144,614,219 shares in 9/03 (interim), 146,283,385 shares in 9/02 (interim), and 146,283,363 shares in 3/03 (annual)

3. Change in accounting polices: none

4. Regarding operating income, operating profit, income before extraordinary items, net profit of this interim accounting period, the figures in percentages show growth of change from previous interim accounting period.

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholder's Equity per Share (Yen)
9/03 (Interim)	2,093,701	663,663	31.7%	4,622.86
9/02 (Interim)	2,185,847	619,649	28.3%	4,235.95
3/03 (Annual)	2,183,414	644,431	29.5%	4,405.09

Note: Outstanding shares (consolidated): 143,561,085 shares in 9/03 (interim), 146,283,353 shares in 9/02 (interim), and 146,283,331 shares in 3/03 (annual).

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
9/03 (Interim)	77,769	(1,935)	(117,938)	124,639
9/02 (Interim)	(25,188)	(6,456)	32,977	120,829
3/03 (Annual)	47,550	(8,191)	7,906	166,739

(4) Scope of Consolidation and Equity Method

Number of consolidated subsidiaries:	16
Number of unconsolidated subsidiaries accounted for under equity method:	-
Number of unconsolidated affiliates accounted for under equity method:	3

(5) Change in Scope of Consolidation and Equity Method

Consolidated subsidiaries (addition):	-
Consolidated subsidiaries (exclusion):	-
Affiliates accounted for under equity method (addition):	-
Affiliates accounted for under equity method (exclusion):	-

2. Forecasts for the Fiscal Year Ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

(Millions of yen)

	Operating Income	Income before Extraordinary Items	Net Income
Annual	432,600	105,400	58,100

Reference: The forecasted net income per share (annual): 402.94 yen

Note: The estimated average number of shares issued during current fiscal year is used to calculate the forecasted net income per share, and same amount of bonus to directors at the prior fiscal year is subtracted from unappropriated retained earnings.

Annexed Materials

1. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 16 subsidiaries, and 3 affiliates as well as 1 other related company and 1 subsidiary of the other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance, guarantee business, and servicing business. Other business lines include rental operations, advertising agency, real estate-related operations, and insurance agency.

The following table explains the positioning and role of each Group Company in terms of segment classification.

Segment		Company	Business	Classification
Financial service businesses	Loan business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	――
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Loan business in Thailand	
		Tokyo-Mitsubishi Cash One Ltd.	Unsecured loan business	Equity method affiliate
	Credit card business	ACOM CO., LTD.	Credit card business mainly of ACOM MasterCard® as the main commodity	――
	Installment sales finance business	ACOM CO., LTD.	Installment sales finance service	――
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Hire purchase business in Thailand	
		CHAILEASE ACOM FINANCE CO., LTD.	Hire purchase business in Taiwan	Equity method affiliate
	Guarantee business	ACOM CO., LTD.	Affiliations with banks, etc. to provide credit guarantees for personal loans	――
	Servicing business	IR Loan Servicing, Inc.	Loan recovery business	Consolidated subsidiary
	Others	ASCOT CO., LTD.	Fiduciary business to open up, on the Internet, new customers with respect to consumer loans, business loans, and credit card	Equity method affiliate
		ACOM CAPITAL CO., LTD.	Financial services for ACOM (Special Purpose Company)	Consolidated subsidiary
		ACOM FUNDING CO., LTD.		
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Advertising agency, interior design and construction of service outlets	
		ACOM RESERCH INSTITUTE, INC.	Survey and research on trends in household expenditures	
		AJAST Ltd.	Insurance agency business	
		ACOM ESTATE CO., LTD.	Real estate management in Japan	
		ABS CO., LTD.	Maintenance of buildings and other property	
		AB PARTNER CO., LTD.	Temporary employment agencies and back-office services	
		ACOM PACIFIC, INC.	Lease of health resorts in Guam (U.S.A.)	
		AVRS CO., LTD.	――	
		ACOM (U.S.A.) INC.		
		ACOM INTERNATINAL, INC.		
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes: 1. AVRS CO., LTD., ACOM (USA) INC., and ACOM INTERNATIONAL, INC. suspended its operation, and further business scheme is under consideration.

Diagram of Business of ACOM Group


Customers
Loan business
Credit card business
Installment sales finance business
Guarantee business
ACOM
Installment sales finance and loan business
JCK CREDIT CO., LTD. (Consolidated subsidiary)
Providing credit guarantee for unsecured loans
Tokyo-Mitsubishi Cash One Ltd. (Equity-method affiliate)
Loan recovery business
IR Loan Servicing, Inc. (Consolidated subsidiary)
Fiduciary business to open up new customer with respect to consumer loans and credit card
ASCOT CO., LTD. (Equity-method affiliate)
Comprehensive rental business
ACOM RENTAL CO., LTD. (Consolidated subsidiary)
Advertising and outlets' interior design
JLA INCORPORATED (Consolidated subsidiary)
Research on trend in household expenditures
ACOM RESEARCH INSTITUTE, INC. (Consolidated subsidiary)
Insurance services
AJAST Ltd. (Consolidated subsidiary)
Real estate management
ACOM ESTATE CO., LTD. (Consolidated subsidiary)
Cleaning of stores and building management
ABS CO., LTD. (Consolidated subsidiary)
Temporary employment agencies and back-office service
AB PARTNER CO., LTD. (Consolidated subsidiary)
Hire purchase and loan business
SIAM A & C CO., LTD. (Consolidated subsidiary)
Hire purchase business
CHAILEASE ACOM FINANCE CO., LTD. (Equity method affiliate)
Financial services
ACOM CAPITAL CO., LTD. (Consolidated subsidiary)
ACOM FUNDING CO., LTD. (Consolidated subsidiary)
Lease of health resorts
ACOM PACIFIC, INC. (Consolidated subsidiary)
Real estate leasing
Maruito Shokusan Co., Ltd. (Other related company)
Maruito Shoten Co., Ltd. (Subsidiary of other related company)

Note: AVRS CO., LTD., ACOM (USA) INC., and ACOM INTERNATIONAL, INC. suspended its operation, therefore, they are eliminated from the diagram.

2. Management Policy

(1) Principal Operating Policy

Our corporate group was founded with the motto "Expanding the circle of trust." This spirit forms the basis of a corporate philosophy that emphasizes serving humanity, putting the customer first, and creative and innovative management. Our goal is to deepen mutual trust among all stakeholders, and achieve growth in concert with society itself.

We find ourselves in an age of prolonged economic stagnation; declining birth rates and an aging populous; a rapidly expanding information superhighway; and global competition that is becoming fiercer by the day. We are conscious of the direction in which the world is moving, and are working hard at making our business services more competitive and developing more efficient management structures. These efforts are supporting the construction of a solid management infrastructure that will allow us to respond speedily and flexibly to changes in the environment that surrounds us.

(A) Through Observance of Business Ethics (Compliance)

We continue to regard the achievement of thorough compliance as a key management task. In April 1998, we established the Business Ethics Office, and also published the "ACOM Code of Business Ethics" - a document we distributed to all our managers and staff. Furthermore, in November of last year, we completed the appointment of a compliance officer in each of our departments, offices, and branches. These measures are evidence of our determination to establish a strong system for promoting compliance across the company. Further progress in deepening respect for the law and promoting ethical practices was achieved with the formulation in April this year of a new three-year plan for ethical business practices.

We are also delighted to announce that a total of 805 group employees succeeded in passing the Financial Business Proficiency Examination for Compliance Officers (Consumer Finance Course) held in June of this year. This is a licensing examination administered by the Kinzai Institute for Financial Affairs, Inc.

We are conscious of the key role that ethical decision-making and practice by individual employees has in winning trust in the group, and that trust is the most important factor for achieving long-term growth. With this in mind, all our managers and staff are working in unison to ensure rigorous compliance throughout the group.

(B) Improving Asset Quality

Our business continues to face tough challenges, as lingering economic malaise and high unemployment trigger increasing numbers of personal bankruptcies and debt adjustment proceedings. Nevertheless, improvements to our computerised loan screening system and the introduction of a segment-based customer management system illustrate our commitment to achieving better credit control and maintaining a healthy loan portfolio.

We are giving particular attention to raising the quality of the counselling we provide. Through the appointment of specialist trainers, we are nurturing counselling staff to be true professionals who can offer personalised support for individual customers based on comprehensive assessments of their income, expenditures and debt position.

(C) Increase in Sales Force by the New Sales System

Changing market conditions and diversifying customer needs prompted the introduction of a new sales system for loan business. Aimed at boosting our competitiveness through the provision of a faster and more precise customer service, the new system concentrates certain processes in centralized Contact Centers. The Contact Centers are tasked with serving customers by telephone, via the Internet, and through our network of MUJINKUN automatic loan application machines, while our sales offices are focusing on face-to-face interaction. Close cooperation between the two sides is also a key feature, and customers will benefit from a much-improved service. The productivity throughout sales activities, such as better customer services by extending the telephone call reception hours for customers, has been improving since the establishment of a new sales system.

We are also moving to strengthen our service channels. Measures include relocating sales offices and MUJINKUN booths with an eye on raising efficiency; improving the service we offer to mobile phone users; developing systems that provide service to customers 24 hours a day and 365 days a year; expanding the number of stores using our

installment sales finance business services; and furthering cooperation with other financial institutions to improve compatibility with their cash dispensers and ATMs.

In addition, we are carrying out a radical overhaul of our back-office processes and infrastructure as we shift functions to the Contact Centers. This should see a significant reduction in operating expenses and further strengthening of competitiveness of sales services.

(D) Full Implementation of Low-cost Operation

We led the sector when we introduced our MUJINKUN automatic loan application machines. The expense reductions and more efficient use of personnel that this move afforded are indicative of our long commitment to cutting costs and maintaining a high level of profitability.

We are continuing in this tradition through the implementation of various measures. Notable among them are the new operational structure described earlier, which will sharply increase efficiency; the construction of a new accounting system, marking stage two in the completion of a company-wide unified administration system; improved organizational function; and more streamlined operations.

(2) Basic Policy on the Appropriation of Earnings

Though we must always consider the economic and financial situation, trends in the business, and our own performance, our basic philosophy with regard to earnings allocation is to continually return value to our shareholders through substantial dividend payments.

In accordance with this principle, we will pay an interim dividend of 40 yen per share for this half-year period. We intend to repeat this payment at the end of the next six-month period, making a projected dividend for the full financial year of 80 yen. Retained earnings that remain will be allocated to strategic investment aimed at strengthening our business. Examples of projects targeted for investment are the relocation of sales offices; the continued development of the new operational structure outlined earlier - which is aimed at realizing significant cost-savings in the future; the completion of a new accounting system – the second stage of a company-wide unified administration system; and new business ventures.

In June of this year, we repurchased a total of 2,722,210 of our own shares. 1,002,600 of these were purchased direct from shareholders following a tender offer, while 1,719,610 were procured in the market. The 1,002,600 shares acquired via the tender offer were subsequently retired in the same month.

(3) Policy on Reduction in the Number of Shares Comprising a Trading Unit

A meeting of the Board of Directors on 18 February 2002 approved a reduction from 100 to 10 in the number of shares comprising a single trading unit. This move, which took effect on 1 May 2002, is aimed at increasing liquidity in the market for our shares and attracting smaller investors.

We will realize further reduction of stock trading lot flexibly if we judge it appropriate as we carefully monitor the various situations, taking into consideration stock market and our stock price condition, etc.

(4) Index Goal of Management

We are constantly striving to increase shareholder value and ensure stability in our business performance over the long term. In order to gauge our success in achieving these objectives, we pay close attention to certain numerical indicators that reflect our underlying fundamentals. In addition to emphasizing the importance of a healthy consolidated return on equity (ROE), we are always striving to improve our capital-to-assets ratio, ordinary (before extraordinary items) profit to equity ratio, operating income (revenue) to ordinary profit ratio, and net income per share.

(5) Medium to Long-term Business Strategy

The Japanese economy surrounding us seems to stay unstable trend due to aging society and ongoing industrial infrastructure reforms after the burst of bubble economy. It will remain in the doldrums as a worsening employment situation, increasing personal bankruptcies continue to take their toll. Against this backdrop, we have coined the phrase "Best Life Partner" to describe our vision for the business over the medium term. With a focus on the consumer credit market as a

whole, we will continue to develop as core operations our loan business, credit card business, installment sales finance business, loan guarantee business, and servicing business. By offering a sophisticated and diverse range of financial services, we hope to leave win the complete satisfaction of our customers.

We have accumulated a wealth of know-how about the consumer finance business over the years. In addition, the development of MUJINKUN has equipped us with considerable expertise in the areas of systems and IT, while our measures to concentrate business processes demonstrate our proficiency in cutting costs. With these strengths as a foundation, we are looking to develop our finance business through tie-ups with other financial institutions, and expand non-asset-oriented divisions like our guarantee business and call-center management operations. By taking steps such as these, we are focusing on expanding into peripheral financial services and proving our determination to establish a base on which we can build sustained growth over the medium to long term.

(6) Basic Concept of Corporate Governance and Status of Measures Taken

The Board of Directors and Executive Officers Meetings continue to provide swift and accurate decisions on important matters relating to the company and our entire corporate group. Our governance structure also supports responsive and efficient management at individual divisions.

At the meeting of the Board of Directors after in June of this year's Annual General Meeting of Shareholders, the board approved the introduction of an executive officer system, which took effect in June of this year. This move is aimed at speeding up management decision-making, strengthening the oversight role of the board, making day-to-day decision-making more responsive, and clarifying exactly where powers and responsibilities lie. By separating the making of important decisions from the day-to-day running of the company, we have put a management structure in place that will enable quick and correct responses to the challenges that we face.

The company's statutory auditors, in addition to attending meetings of the board and other important meetings, carry out investigations into the administrative affairs and assets of the company, and also conduct management audits. In addition, we are working to strengthen governance via the audit function by promoting greater cooperation between statutory auditors at the company and its subsidiaries, our internal audit department, and the accounting auditors.

By carrying our rigorous disclosure to investors and analysts through our IR activities both at home and abroad, we are committed to raising transparency for the benefit of all our stakeholders.

3. Operating results and Financial Situation

(1) Operating Results

(A) Results of Operations for the Current Interim Accounting Period

Although a recovery in the stock market and better corporate earnings offered a few bright signs, the Japanese economy remained in the doldrums during this half-year period. Declining employment and incomes kept consumer spending sluggish, and pessimism prevailed on fears that the deflationary trend would continue.

While maintaining a focus on our core loan business, we spent the period trying to increase our share of the total consumer credit market and broaden our revenue base. We worked to raise quality at, and facilitate cooperation between, our credit card and installment sales finance businesses, and also expanded our loan guarantee and servicing businesses.

In October last year, we carried out a radical reform of our customer-related processes and infrastructure by shifting functions to new Contact Centers in order to create a brand new operational structure. During this period, we continued to develop this structure by making our staffing division at head office more efficient, speeding up processes, and trimming costs.

In addition to reforming our governance by reducing the number of directors and adopting the executive officer system, we also consolidated and reorganized our departmental structure with an eye on strengthening and streamlining our organization. We have abolished Business Headquarters with a view to accelerating business decision-making,

combined the Installment Sales Finance Business Department and Credit Card Development Department to develop and improve the efficiency of these businesses, and clarified the functions of staff offices. In addition, we continued with the construction of an accounting system that represents the second step in a project to establish a company-wide unified administration system.

Against this background, we recorded consolidated operating income for this interim period of 218.875 billions of yen (a 0.6% increase on the same period last year). Rising unemployment, falling incomes, and increasing personal bankruptcies, forced us to make provision for bad debts far in excess of initial projections, pushing operating expenses up to 158.55 billions of yen (a 17.3% increase on the same period last year). Income before extraordinary items dropped to 59.533 billions of yen (a 26.4% decrease on the same period last year), while net income slipped to 32.918 billions of yen (a 24.5% decrease on the same period last year).

(a) Loan Business

Our consumer loan business forms the core of the group's activities, and our goal is to offer a service that accurately reflects changing market conditions. To this end, we focused on our new operational structure, optimizing the location of our sales offices, expanding our cash dispenser and ATM network, and improving our mobile communications services – launching our "Acomland" portal site for mobile phones, beginning the transmission of sports news, etc.

In this era of corporate restructuring and continued high unemployment, the number of customers falling behind or defaulting on their loans has been increasing. Although we have taken concerted action to deal with this situation – toughening up loan screening, boosting counseling services, and improving the management of our loan portfolio - the ratio of bad debt write-offs for the parent company's loan business edged up 1.22 percentage point over the same period last year to reach 3.26%.

This saw the consolidated balance of outstanding loans receivable drop by 17.767 billions of yen over the period to 1,642.488 billions of yen (a 1.1% decrease on the same period last year). Interest earned on loans receivable totaled 193.837 billions of yen (a 0.5% decrease on the same period last year).

(b) Credit Card Business and Installment Sales Finance Business

In addition to continuing to promote the ACOM MasterCard®, which can be issued instantly through automatic issuing machines related to our MUJINKUN automatic loan application processing machines, we helped an additional three companies issue their own credit cards. Notable among them was the issue of the K' value MasterCard® in conjunction with K's Denki Corp., an appliance retailer with outlets in the northern Kanto region and nationwide.

Our installment sales finance business saw the Installment Sales Finance Business Department strengthen its ties to JCK CREDIT CO., LTD., a 100%-owned subsidiary. Although efforts were made to increase the number of participating stores, slack consumption resulted in lower turnover at such stores, and left the volume of sales we financed down on the same period last year.

As a result, the consolidated balance of installment sales receivable dropped 20.197 billions of yen during the period to 259.601 billions of yen (a 7.2% decrease on the same period last year). Total revenues from the credit card and installment sales finance businesses totaled 14.637 billions of yen (a 1.8% decrease on the same period last year).

(c) Guarantee Business

We entered the loan guarantee business in May 2001 with the aim of broadening the revenue base of our financial services business. At the end of the period, we had ties with nine banks and one company, and the balance of our guarantee obligations had increased by 21.114 billions of yen over the period to stand at 79.04 billions of yen.

By combining ACOM's expertise in credit screening for individuals with the brand recognition of our partner financial institutions, this business facilitates credit provision that is both quick and easy. We aim to expand this business further in the future, with a focus on tie-ups with regional banks.

(d) Servicing Business

With a view to achieving further diversity in the financial services we offer, we entered the debt recovery business on 2 July 2001 through an equity investment in IR Loan Servicing, Inc. The business continues to grow, with branches in Osaka and Fukuoka opening in January 2002 and October this year respectively.

The total principal of consigned and purchased receivables stood at 1,488.075 billions of yen at the end of this interim period.

(e) Other

The balance of outstanding loans receivable at Tokyo-Mitsubishi Cash One Ltd., stood at 28.7 billions of yen at the close of the period. This institution was launched in March 2002 with capital from the Bank of Tokyo-Mitsubishi Ltd., the Mitsubishi Trust and Banking Corporation, DC CARD CO. LTD., and JACCS CO, LTD.

A tie-up on card delivery with Tokyo-Mitsubishi Cash One means that since June this year, customers applying for new cards from Tokyo-Mitsubishi Cash One have been able to take delivery of their cards at ACOM branches across the country.

By fusing our consumer credit know-how with the brand strength of major financial institutions, we intend to continue to push out of our traditional territory to offer innovative new financial services.

(B) Forecast for This Full Financial Year

The near-term outlook for the economy as a whole remains bleak. Japanese domestic economy is likely to further slow down and remain stagnant due to the progressing deflationary caused by the unclear future trend of the Japanese economy.

The consumer finance business also looks to be entering a critical phase. Competition is stiffening with the entry of firms from other fields. Despite these challenges, we are committed to extending the scope of our operations and to winning the trust and satisfaction of customers as their "Best Life Partner".

The environment in which we operate is changing rapidly, and we must be able to respond appropriately. With this in mind, we will exploit to the fullest the credit business know-how of our employees and our network of branches, MUJINKUNs, and ATMs – the key elements that comprise our business infrastructure. We will also continue to strengthen our management, expand and improve the services we offer, and maintain a stable and secure revenue base.

For this full financial year, we are forecasting consolidated operating income of 432.6 billions of yen (down 1.1% on the last full financial year), ¥105.4 billion (down 26.9% on the last full financial year) in income before extraordinary items, and net income of 58.1 billions of yen (down 22.6% on the last full financial year).

(2) Financial Position

(A) Overview of Cash Flow for the Current Interim Accounting Period

Our holdings of cash and cash equivalents (cash) recorded a drop during the period of 42.1 billions of yen to end at 124.639 billions of yen. A breakdown of cash flows during the period is given below.

(Cash Flow from Operating Activities)

Our operations generated net cash of 77.769 billions of yen. Added to the 59.02 billions of yen from income before income taxes, and 17.95 billions of yen on a drop in the balance of loans receivable across our financial services business, and 20.384 billions of yen on a drop in the balance of installment sales receivable. Income taxes of 31.748 billions of yen were the chief outflow.

(Cash Flow from Investing Activities)

Net cash used in investment activities amounted to 1.935 billions of yen. While gains on proceeds from sale of investment securities netted cash of 2.01 billions yen, 2.7 billions of yen was invested in time deposits, and 1.372

billions of yen was used to purchase tangible fixed assets in conjunction with investment in new unstaffed sales offices.

(Cash Flow from Financing Activities)

Financing activities recorded a net cash outflow of 117.938 billions of yen. Outflows to proceeds from issue of straight bonds and payments for redemption of straight bonds exceeded inflows from loans and new straight bond issues by 100.803 billions of yen. Another important factor was the 11.066 billions of yen used in buying back our own shares.

(B) Cash Flow Forecast for the Full Financial Year

The full year financial condition being forecasted, the cash flow from operating activities is estimated to increase 129.0 billions of yen, due to the reflecting the operation plan to improve the soundness of credit under the current business circumstances.

Net cash used in investing activities is forecast to decrease by 2.6 billions of yen, as a result of sales offices-related investment and the renewal of ATMs to handle new bank notes.

Financing activities are expected to decrease by 205.5 billions of yen, reflecting the plans for our financial services businesses.

All in all, total cash and cash equivalents are estimated to increase by 79.1 billions of yen from the preceding financial year.

4.Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (As of September 30, 2002)		This interim consolidated accounting period (As of September 30, 2003)		Prior consolidated fiscal year (As of March 31, 2003)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Assets)								
I. Current assets	2,063,990	94.4	1,985,490	94.8	2,072,855	94.9	(87,364)	(4.2)
Cash and time deposits	56,035		72,679		86,966		(14,286)	(16.4)
Trade notes and accounts receivable	519		475		493		(18)	(3.7)
Loans receivable	1,679,529		1,642,488		1,660,256		(17,767)	(1.1)
Installment receivables	284,068		259,601		279,798		(20,197)	(7.2)
Marketable securities	1,479		55		1,079		(1,024)	(94.9)
Inventories	7,358		9,655		8,339		1,315	15.8
Deferred tax assets	34,272		43,176		40,264		2,912	7.2
Short-term loans	65,988		55,843		81,028		(25,184)	(31.1)
Other current assets	23,920		25,052		24,246		805	3.3
Allowances for bad debts	(89,181)		(123,537)		(109,617)		(13,919)	12.7
II. Fixed assets	120,264	5.5	107,005		109,158	5.0	(2,153)	(2.0)
Tangible fixed assets	62,053	2.8	55,023	2.6	56,412	2.6	(1,388)	(2.5)
Buildings and structures	23,191		20,695		21,583		(888)	(4.1)
Equipment and furniture	16,286		15,228		15,723		(495)	(3.2)
Land	22,553		19,091		19,094		(2)	(0.0)
Other tangible fixed assets	22		8		10		(2)	(19.7)
Intangible fixed assets	1,456	0.1	1,450	0.1	1,455	0.1	(4)	(0.3)
Investments and other assets	56,753	2.6	50,530	2.4	51,290	2.3	(760)	(1.5)
Investments in securities	28,345		27,707		24,509		3,197	13.0
Deferred tax assets	3,310		1,913		4,095		(2,181)	(53.3)
Guaranty money deposited	11,401		10,601		10,890		(288)	(2.6)
Prepaid pension expenses	2,453		1,237		2,680		(1,443)	(53.8)
Other investments	13,791		10,750		12,047		(1,296)	(10.8)
Allowance for bad debts	(2,548)		(1,681)		(2,931)		1,250	(42.7)
III. Deferred assets	1,593	0.1	1,206	0.1	1,400	0.1	(193)	(13.9)
Bond discount	1,593		1,206		1,400		(193)	(13.9)
Total Assets	2,185,847	100.0	2,093,701	100.0	2,183,414	100.0	(89,712)	(4.1)

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (As of September30, 2002) Amount	Composition ratio	This interim consolidated accounting period (As of September 30, 2003) Amount	Composition ratio	Prior consolidated fiscal year (As of March 31, 2003) Amount	Composition ratio	Change Amount	Percentage
		%		%		%		%
(Liabilities)								
I. Current liabilities	468,599	21.5	487,740	23.3	490,904	22.5	(3,163)	(0.6)
Notes and accounts payable	5,683		4,081		4,934		(852)	(17.3)
Short-term loans	12,986		13,416		29,413		(15,996)	(54.4)
Current portion of long-term loans	319,454		351,280		318,761		32,519	10.2
Commercial paper	10,000		—		10,000		(10,000)	—
Current portion of bonds and notes	24,385		40,386		40,388		(2)	(0.0)
Accounts payable on transferred specified claims	—		2,900		2,900		—	—
Current portion of accounts payable on transferred specified claims	3,900		—		—		—	—
Accrued income taxes	38,919		28,793		31,849		(3,056)	(9.6)
Deferred tax liabilities	28		0		0		(0)	(1.0)
Allowance for loss on debt guarantees	158		989		474		515	108.6
Deferred income on installment sales	40,141		32,395		37,642		(5,246)	(13.9)
Other current liabilities	12,942		13,496		14,540		(1,043)	(7.2)
II. Fixed liabilities	1,097,221	50.2	941,502	45.0	1,047,614	48.0	(106,112)	(10.1)
Straight bonds	310,388		300,681		285,735		14,946	5.2
Long-term loans	778,090		630,938		752,705		(121,767)	(16.2)
Deferred tax liabilities	—		13		7		5	75.3
Allowance for employees' retirement benefits	3,438		4,240		3,671		568	15.5
Allowance for directors' and corporate auditors' retirement benefits	1,019		940		1,071		(131)	(12.2)
Other fixed liabilities	4,285		4,688		4,422		265	6.0
Total liabilities	1,565,821	71.7	1,429,242	68.3	1,538,519	70.5	(109,276)	(7.1)
(Minority interests in consolidated subsidiaries)								
Minority interests in consolidated subsidiaries	377	0.0	795	0.0	463	0.0	331	71.6
(Shareholders' equity)								
I. Common stock	17,282	0.8	17,282	0.8	17,282	0.8	—	—
II. Capital surplus	25,772	1.2	25,772	1.2	25,772	1.2	—	—
III. Earned surplus	580,982	26.6	629,878	30.1	606,622	27.8	23,255	3.8
IV. Securities valuation adjustment	939	0.0	3,340	0.2	75	0.0	3,264	—
V. Foreign currency translation adjustments	(1,523)	(0.1)	(1,511)	(0.1)	(1,518)	(0.1)	6	(0.5)
VI. Treasury stock	(3,803)	(0.2)	(11,098)	(0.5)	(3,803)	(0.2)	(7,295)	191.8
Total shareholders' equity	619,649	28.3	663,663	31.7	644,431	29.5	19,232	3.0
Total liabilities, minority interests, and shareholders' equity	2,185,847	100.0	2,093,701	100.00	2,183,414	100.0	(89,712)	(4.1)

(2) Interim Consolidated Income Statements

(Millions of yen)

Subject / Term	Prior interim consolidated accounting period From April 1, 2002 to September 30, 2002		This interim consolidated accounting period From April 1, 2003 to September 30, 2003		Change		Prior consolidated fiscal year From April 1, 2002 to March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		
I. Operating income	217,568	100.0	218,875	100.00	1,307	0.6	437,572	100.0
Interest on loans receivable	194,744		193,837		(907)	(0.5)	390,710	
Fees from credit card business	2,397		2,858		460	19.2	5,071	
Fees from installment sales finance business	12,506		11,779		(726)	(5.8)	25,120	
Fees on guaranteed loans receivable	460		1,929		1,469	319.1	1,667	
Collection of purchased receivables	106		682		576	542.8	436	
Other financial income	15		8		(7)	(48.4)	27	
Sales	3,110		3,505		395	12.7	6,344	
Other operating income	4,227		4,274		46	1.1	8,194	
II. Operating expenses	135,215	62.1	158,550	72.4	23,334	17.3	290,877	66.5
Financial expenses	15,704	7.2	13,632	6.2	(2,072)	(13.2)	30,562	7.0
Cost of purchased receivables	25	0.0	402	0.2	377	—	66	0.0
Cost of sales	1,824	0.8	2,079	0.9	255	14.0	3,795	0.9
Other operating expenses	117,660	54.1	142,435	65.1	24,774	21.1	256,452	58.6
Operating profit	82,353	37.9	60,325	27.6	(22,027)	(26.7)	146,695	33.5
III Non-operating income	638	0.3	732	0.3	94	14.8	1,380	0.3
Interest income	82		109		27	32.8	193	
Dividends received	113		109		(4)	(4.0)	171	
Gains on sale of marketable securities	—		67		67	—	73	
Rent from corporate residence	209		232		23	11.1	433	
Other non-operating income	232		213		(18)	(8.1)	508	
IV. Non-operating expenses	2,098	1.0	1,524	0.7	(573)	(27.3)	3,831	0.8
Interest expenses	18		13		(5)	(30.3)	36	
Bond issue expenses	4		—		(4)	—	4	
Loss on sales of marketable securities	14		—		(14)	—	—	
Loss on investments in equity-method affiliates	1,964		1,394		(569)	(29.0)	3,577	
Other non-operating expenses	96		116		20	21.1	212	
Income before extraordinary items	80,892	37.2	59,533	27.2	(21,359)	(26.4)	144,244	33.0
V. Extraordinary income	0	0.0	183	0.1	183	—	5	0.0
Gains on sale of fixed assets	0		0		0	—	0	
Gains on sales of investment in marketable securities	0		168		168	—	0	
Gains on maturity of investment trusts	—		15		15	—	5	
VI. Extraordinary losses	3,292	1.5	697	0.3	(2,594)	(78.8)	9,836	2.3
Loss on sale of fixed assets	2,230		9		(2,220)	(99.6)	5,897	
Loss on disposal of fixed assets	289		231		(57)	(19.9)	855	
Loss on revaluation of investments in marketable securities	578		171		(406)	(70.3)	2,710	
Loss on liquidation of investment in trusted real property	—		241		241	—	—	
Other extraordinary losses	194		42		(151)	(78.0)	372	
Income before income taxes	77,600	35.7	59,020	27.0	(18,580)	(23.9)	134,414	30.7
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	38,918	15.7	28,727	11.8	(10,191)	(24.0)	70,157	13.5
Deferred income taxes	(4,981)		(2,941)		2,040		(11,179)	
Gain (loss) on minority interests in consolidated subsidiaries	58	0.0	316	0.2	257	436.2	339	0.0
Net income	43,604	20.0	32,918	15.0	(10,686)	(24.5)	75,096	17.2

(3) Interim Consolidated Statements of Surplus

(Millions of yen)

Term / Subject	Prior interim consolidated accounting period From April 1, 2002 to September 30, 2002 Amount		This interim consolidated accounting period From April 1, 2003 to September 30, 2003 Amount		Prior consolidated fiscal year From April 1, 2002 to March 31, 2003 Amount	
(Capital Surplus)						
I. Capital surplus at the beginning of the fiscal year						
Additional paid-in capital at the beginning of the fiscal year	25,772				25,772	
Capital surplus at the beginning of the fiscal year		25,772	25,772	25,772		25,772
II. Capital surplus at the end of the interim accounting period and fiscal year		25,772		25,772		25,772
(Earned Surplus)						
I. Earned surplus at the beginning of the fiscal year						
Consolidated retained earnings at the beginning of the fiscal year	543,276				543,276	
Earned surplus at the beginning of the fiscal year		543,276	606,622	606,622		543,276
II. Increase in earned surplus						
Net income	43,604	43,604	32,918	32,918	75,096	75,096
III. Decrease in earned surplus						
Dividends	5,851		5,851		11,702	
Directors' bonus	47		40		47	
Retirement of treasury stock	—	5,898	3,771	9,662	—	11,750
IV. Earned surplus at the end of the interim accounting period and fiscal year		580,982		629,878		606,622

(4) Interim Consolidated Statements of Cash Flows

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2002 to September 30, 2002	This interim consolidated accounting period From April 1, 2003 to September 30, 2003	Change	Prior consolidated fiscal year From April 1, 2002 to March 31, 2003
	Amount	Amount	Amount	Amount
I. Cash flows from operating activities				
Income before income taxes	77,600	59,020	(18,580)	134,414
Depreciation and amortization	2,883	2,526	(356)	6,043
Amortization of consolidation adjustment account	—	—	—	4
Increase in allowance for bad debts	10,676	12,661	1,985	31,572
Increase in allowance for loss on debt guaranteed loans receivable	145	515	369	461
Increase in allowance for employees' retirement benefits	264	567	302	498
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	39	(131)	(170)	90
Non-operating interest and dividends income	(196)	(218)	(22)	(365)
Loss (gain) on sales of marketable securities	14	(67)	(81)	(73)
Non-operating interest expense	18	13	(5)	36
Amortization of bond discount	200	193	(6)	386
Bond-issue expenses	215	166	(49)	256
Loss (gain) on foreign currency exchanges	99	19	(79)	137
Loss (gain) on investments in equity-method	1,964	1,394	(569)	3,577
Loss (gain) on sales of tangible fixed assets	2,230	9	(2,220)	5,897
Loss on disposal of tangible fixed assets	289	231	(57)	855
Loss (gain) on sales of investments in securities	(0)	(168)	(168)	(0)
Loss on revaluation of investments in securities	578	171	(406)	2,710
Loss on liquidation of investments in trusted real property	—	241	241	—
Decrease (increase) in notes and accounts receivable	(40)	18	58	(14)
Decrease (increase) in loans outstanding	(60,929)	17,950	78,879	(41,705)
Decrease (increase) in installment sales receivables	(14,714)	20,384	35,098	(10,653)
Decrease (increase) in inventories	(2)	(1,315)	(1,313)	(983)
Decrease (increase) in other current assets	(1,267)	(861)	405	(1,554)
Increase (decrease) in notes and accounts payable	(878)	(860)	17	(1,618)
Increase (decrease) in deferred income on installment sales	734	(5,268)	(6,002)	(1,740)
Increase (decrease) in other current liabilities	(3,462)	(849)	2,613	(1,735)
Bonus paid to directors	(47)	(40)	7	(47)
Increase (decrease) in other operating activities	1,254	3,026	1,772	2,116
Subtotal	17,670	109,329	91,659	128,566
Non-operating interest and dividends received	203	199	(3)	368
Non-operating interest paid	(15)	(11)	3	(33)
Income taxes paid	(43,046)	(31,748)	11,298	(81,350)
Cash used in operating activities	(25,188)	77,769	102,958	47,550

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2002 to September 30, 2002	This interim consolidated accounting period From April 1, 2003 to September 30, 2003	Change	Prior consolidated fiscal year From April 1, 2002 to March 31, 2003
	Amount	Amount	Amount	Amount
II. Cash flow from investing activities				
Additions to time deposit	(13)	(2,700)	(2,687)	(63)
Maturity of time deposit	11	22	10	71
Purchase of marketable securities	—	—	—	(5)
Proceeds from sale of marketable securities	117	249	131	518
Purchase of tangible fixed assets	(2,156)	(1,372)	783	(4,389)
Proceeds from sale of tangible fixed assets	150	27	(123)	550
Purchase of investment securities	(4,444)	(71)	4,372	(6,020)
Proceeds from sale of investment securities	12	2,010	1,997	134
Proceeds from collection of loans	17	15	(2)	51
Increase in other investments	(863)	(422)	440	(1,023)
Decrease in other investments	692	303	(389)	1,931
Increase (decrease) in other investment activities	19	4	(15)	52
Net cash provided by (used in) investing activities	(6,456)	(1,935)	4,520	(8,191)
III. Cash flow from financing activities				
Proceeds from short-term loans	37,389	17,635	(19,754)	86,232
Repayments of short-term loans	(43,563)	(33,773)	9,790	(75,830)
Proceeds from issue of commercial paper	20,000	10,000	(10,000)	40,000
Payments for redemption of commercial paper	(20,000)	(20,000)	—	(40,000)
Proceeds from issue of straight bonds	30,081	24,833	(5,247)	35,580
Payments for redemption of straight bonds	(20,203)	(10,196)	10,007	(34,386)
Payment for redemption of convertible bonds	(50,000)	—	50,000	(50,000)
Appropriation of deposit for redemption of convertible bonds	50,000	—	(50,000)	50,000
Proceeds from long-term debt	200,324	95,368	(104,955)	342,220
Repayments of long-term debt	165,169	(184,672)	(19,502)	(333,086)
Proceeds from subsidiary's shares issued to minority shareholders	28	85	56	28
Payments for purchase of treasury stock	(1)	(11,066)	(11,065)	(1)
Cash dividends paid by the parent company	(5,851)	(5,850)	0	(11,700)
Cash dividends paid to minority shareholders	(56)	(80)	(23)	(149)
Increase (decrease) in other financing activities	—	(223)	(223)	(1,000)
Net cash provided by financing activities	32,977	(117,938)	(150,916)	7,906
IV. Effect of exchange rate change on cash and cash equivalents	(666)	4	670	(689)
V. Increase (decrease) in cash and cash equivalents	665	(42,100)	(42,766)	46,576
VI. Cash and cash equivalents at the beginning of the year	120,163	166,739	46,576	120,163
VII. Cash and cash equivalents at the end of the year	120,829	124,639	3,809	166,739

(5) Significant Items Relating to the Preparation of Interim Consolidated Financial Statements

(A) Extent of consolidation

Number of consolidated subsidiaries: 16

For the names of consolidated subsidiaries, please refer to the section entitles "1. State of Business Group."

(B) Application of the equity method

Number of equity method affiliates: 3

For the names of equity method affiliates, please refer to the section entitles "1. State of Business Group."

CHAILEASE ACOM FINANCE CO., LTD. closes its account for the interim period on June 30, and uses the financial statements as of this date.

(C) Matters relating to fiscal year, etc. of subsidiaries

The interim periods of the following consolidated subsidiaries end on June 30:

ACOM (U.S.A.) INC.
ACOM INTERNATIONAL, INC.
ACOM PACIFIC, INC.
SIAM A&C CO., LTD.
ACOM CAPITAL CO., LTD.
ACOM FUNDING CO., LTD.

The interim consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the interim consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies

(a) Valuation and computation of assets

(1) Marketable securities

Securities held to maturity … Amortized cost method (straight-line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)

Where there is no market price

Cost determined by the moving average method

(2) Inventories

Purchased receivables … Cost on an individual specified cost basis

Merchandise

Paintings … Cost on an individual specified cost basis
Others merchandise … Cost based on the last purchase price method

Miscellaneous items … Cost based on the first-in first-out method

(3) Derivative transactions

Option transaction … Market value
Swap transaction … Market value

(b) Depreciation of property, plant and equipment

(1) Tangible fixed assets

At the Company and its domestic consolidated subsidiaries … Declining balance method
At overseas consolidated subsidiaries … Straight-line method
(Depreciable life)

Buildings and structures … 3 to 50 years
Equipment and furniture … 2 to 20 years

(2) Intangible fixed assets … Straight-line method

(3) Long-term prepaid expenses … Amortized in equal installments

(4) Deferred assets

Bond issue expenses … Entire amount expensed as incurred
Bond discounts … Amortized over the redemption period

(c) Basis for calculating allowances

(1) Allowance for bad debts

In providing for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

Overseas consolidated subsidiaries make an allowance as necessary having considered the likelihood of recovery on an individual basis.

(2) Allowance for loss on debt guarantees

In providing allowance for loss on debt guarantees, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the interim consolidated accounting period.

(3) Allowance for retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the end of the consolidated fiscal year. Adjustments are made to determine the amounts applicable to the end of interim consolidated accounting period.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

An overseas consolidated subsidiary makes provisions for retirement benefits based on projected retirement obligations at the end of the fiscal year. Adjustments are made to determine the amounts applicable to the end of interim accounting period.

(4) Allowance for directors' and statutory auditors' retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the interim accounting period in accordance with the Company's internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the interim financial statements of consolidated companies on which interim consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for lease transactions

The Company and its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments ... Interest-rate swaps agreements and interest-rate caps

Items hedged ... Loans with variable interest rates

Currency related derivatives

Hedging instruments ... Currency swaps agreements

Items hedged ... Loans denominated in foreign currency

(3) Hedging policy

The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans.

Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers … Recognized mainly by credit-balance method

Fees from member outlets … Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets … Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivable … Recognized by credit-balance method

(2) Treatment of consumption tax, etc

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(E) Cash and Cash Equivalents as Stated in Consolidated Statements of Cash Flows

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(6) Notes to Interim Consolidated Balance Sheets

Prior interim consolidated accounting period (As of September 30, 2002)	This interim consolidated accounting period (As of September 30, 2003)	Prior consolidated fiscal year (As of March 31, 2003)
1. Cumulative depreciation of tangible fixed assets 41,835 million yen	1. Cumulative depreciation of tangible fixed assets 44,591 million yen	1. Cumulative depreciation of tangible fixed assets 42,838 million yen
2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivable 668,272 <143,846> Installment receivables 432 Buildings and structures 2,251 Land 6,074 Total 678,226 <143,846> (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 193,620 <43,556> Current portion of bonds and notes 385 Bonds 25,088 Long-term loans 441,869 <98,984> Total 661,964 <143,540> Figures in brackets represent amounts engaged in transfer of liabilities	2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivable 587,909 <128,276> Buildings and structures 2,100 Land 6,074 Total 597,280 <128,276> (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 171,579 <47,379> Current portion of bonds and notes 386 Bonds 24,701 Long-term loans 383,262 <79,568> Total 580,929 <127,947> Figures in brackets represent amounts engaged in transfer of liabilities	2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivable 642,524 <137,761> Installment receivables 100 Buildings and structures 2,172 Land 6,074 Total 652,067 <137,761> (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 184,279 <40,324> Current portion of bonds and notes 388 Bonds 24,895 Long-term loans 423,480 <95,608> Total 634,043 <136,932> Figures in brackets represent amounts engaged in transfer of liabilities
3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 32,235 Allowance for loss on debt guarantees <158> Net 32,077 (2) Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 491 million yen	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 79,040 Allowance for loss on debt guarantees <989> Net 78,051 (2) Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 789 million yen	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 57,926 Allowance for loss on debt guarantees <474> Net 57,452 (2) Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 621 million yen
4. —	4. Notes endorsed for payment 5 million yen	4. —

Prior interim consolidated accounting period (As of September 30, 2002)	This interim consolidated accounting period (As of September 30, 2003)	Prior consolidated fiscal year (As of March 31, 2003)
5. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 612,086 million yen at the end of the interim consolidated accounting period. This included a total of 357,789 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim consolidated accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.	5. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 656,843 million yen at the end of the interim consolidated accounting period. This included a total of 419,782 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim consolidated accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.	5. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 648,671 million yen at the end of the consolidated fiscal year. This included a total of 410,167 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the consolidated fiscal year. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.

Prior interim consolidated accounting period (As of September 30, 2002)

6. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 5,464 million yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 17,810 million yen. Under the policies stipulated in Japan's tax laws, 9,505 million yen of this amount would be classified as loans overdue by three months or more, 1,902 million yen as restructured loans and 6,403 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,228) 8,228	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(8,899) 26,710	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(10,371) 866	Loans other than the above that are overdue by three months or more.
Restructured loans	(17,722) 15,820	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(45,222) 51,625	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

This interim consolidated accounting period (As of September 30, 2003)

6. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 6,764 million yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 20,666 million yen. Under the policies stipulated in Japan's tax laws, 12,921 million yen of this amount would be classified as loans overdue by three months or more, 2,298 million yen as restructured loans and 5,447 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,065) 9,065	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(11,255) 31,922	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(14,817) 1,896	Loans other than the above that are overdue by three months or more.
Restructured loans	(23,669) 21,371	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(58,808) 64,255	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior consolidated fiscal year (As of March 31, 2003)

6. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 6,229 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 20,501 million yen. Under the policies stipulated in Japan's tax laws, 11,999 million yen of this amount would be classified as loans overdue by three months or more, 2,070 million yen as restructured loans and 6,431 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, and that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,227) 9,227	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(10,800) 31,302	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(13,139) 1,139	Loans other than the above that are overdue by three months or more.
Restructured loans	(21,192) 19,122	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(54,359) 60,791	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior interim consolidated accounting period (As of September 30, 2002)	This interim consolidated accounting period (As of September 30, 2003)	Prior consolidated fiscal year (As of March 31, 2003)
7. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 65,988 million yen Market value of marketable securities purchased at the end of the interim consolidated accounting period 66,007 million yen	7. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 55,843 million yen Market value of marketable securities purchased at the end of the interim consolidated accounting period 55,841 million yen	7. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 81,028 million yen Market value of marketable securities purchased at the end of the consolidated accounting period 81,012 million yen
8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 5 financial institutions and designated commitment line contracts with 13 financial institutions. As of the end of the current interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 429,425 Amount of borrowing 57,313 Unused amount 372,112	8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 5 financial institutions and designated commitment line contracts with 12 financial institutions. As of the end of the current interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment l line 325,383 Amount of borrowing 28,764 Unused amount 296,618	8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 12 financial institutions. As of the end of the current consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 436,503 Amount of borrowing 60,201 Unused amount 376,302

(7) Notes to Interim Consolidated Income Statements

Prior interim consolidated accounting period (From April 1, 2002 to September 30, 2002)	This interim consolidated accounting period (From April 1, 2003 to September 30, 2003)	Prior consolidated fiscal year (From April 1, 2002 to March 31, 2003)
1. Other principal financial income (Millions of yen) Interest on deposits 11 Interest on loans 4	1. Other principal financial income (Millions of yen) Interest on deposits 3 Interest on loans 4	1. Other principal financial income (Millions of yen) Interest on deposits 20 Interest on loans 7
2. Principal financial expenses (Millions of yen) Interest paid 11,103 Interest on corporate bonds 3,017 Amortization of bond discount 200 Bond issue expense 210	2. Principal financial expenses (Millions of yen) Interest paid 8,802 Interest on corporate bonds 2,955 Amortization of bond discount 193 Bond issue expense 166	2. Principal financial expenses (Millions of yen) Interest paid 21,368 Interest on corporate bonds 5,967 Amortization of bond discount 386 Bond issue expense 251
3. Principal items of operational expenses (Millions of yen) Advertising expenses 7,855 Provision for bad debts 48,165 Provision for loss on debt guarantees 158 Salaries 16,541 Retirement benefit expenses 2,021 Provision for directors' and corporate auditors' retirement benefits 54 Welfare expenses 1,886 Leases 8,090 Depreciation expenses 2,701 Fees 10,663	3. Principal items of operational expenses (Millions of yen) Advertising expenses 6,201 Provision for bad debts 70,427 Provision for loss on debt guarantees 989 Bad debts write-offs 1,316 Salaries 16,346 Retirement benefit expenses 2,527 Provision for directors' and corporate auditors' retirement benefits 39 Welfare expenses 2,305 Leases 7,408 Depreciation expenses 2,328 Fees 11,566	3. Principal items of operational expenses (Millions of yen) Advertising expenses 15,452 Provision for bad debts 108,869 Provision for loss on debt guarantees 474 Bad debts write-offs 6,327 Salaries 32,552 Retirement benefit expenses 4,032 Provision for directors' and corporate auditors' retirement benefits 106 Welfare expenses 3,886 Leases 15,712 Depreciation expenses 5,656 Fees 24,028

Prior interim consolidated accounting period (From April 1, 2002 to September 30, 2002)	This interim consolidated accounting period (From April 1, 2003 to September 30, 2003)	Prior consolidated fiscal year (From April 1, 2002 to March 31, 2003)
4. Gains on sales of fixed assets are from the sale of equipment and furniture.	4. Gains on sales of fixed assets are resulted from sales of equipment and furniture	4. Gains on sales of fixed assets are from the sale of equipment and furniture.
5. Loss on sales of fixed assets (Millions of yen) Buildings and structures 49 <24> Equipment and furniture 0 <0> Lands 2,180 <1,246> Total 2,230 <1,270> Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.	5. Loss on sales of fixed assets (Millions of yen) Buildings and structures 2 Equipment and furniture 3 Lands 3 Total 9	5. Loss on sales of fixed assets (Millions of yen) Buildings and structures 556 <168> Equipment and furniture 1 <0> Lands 5,339 <3,036> Total 5,897 <3,204> Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.
6. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below (Millions of yen) Buildings and structures 250 Equipment and furniture 39 Total 289	6. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below (Millions of yen) Buildings and structures 214 Equipment and furniture 17 Total 231	6. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below (Millions of yen) Buildings and structures 782 Equipment and furniture 73 Total 855
7. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 37 Provision for default of golf club memberships 136 Loss on sales of golf club memberships 10 Temporary amortization of long-term prepaid expenses 10 Total 194	7. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 11 Provision for default of golf club memberships 17 Temporary amortization of long-term prepaid expenses 13 Total 42	7. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 36 Provision for default of golf club memberships 35 Loss on sales of golf club memberships 10 Loss on liquidation of golf club membership 140 Repayments to customers 117 Temporary amortization of long-term prepaid expenses 29 Loss on termination of a retirement benefit plan 2 Total 372
9. Basis for classification of financial income and expenditure on the interim consolidated income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	9. Basis for classification of financial income and expenditure on the interim consolidate income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	9. Basis for classification of financial income and expenditure on the consolidated income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

(8) Notes to Interim Consolidated Statements of Cash Flows

Prior interim consolidated accounting period (From April 1, 2002 to September 30, 2002)	This interim consolidated accounting period (From April 1, 2003 to September 30, 2003)	Prior consolidated fiscal year (From April 1, 2002 to March 31, 2003)
1. *Relationship between cash and cash equivalents at the end of the interim accounting period and interim consolidated balance sheet items as at September 30, 2002.*	1. *Relationship between cash and cash equivalents at the end of the interim accounting period and interim consolidated balance sheet items as at September 30, 2003.*	1. *Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2003.*
(Millions of yen)	(Millions of yen)	(Millions of yen)
Cash and time deposits 56,035	Cash and time deposits 72,679	Cash and time deposits 86,966
Marketable securities 1,479	Marketable securities 55	Marketable securities 1,079
Short-term loans 65,988	Short-term loans 55,843	Short-term loans 81,028
Time deposits and certificates of which term of deposit is more than three months (69)	Time deposits and certificates of which term of deposit is more than three months (2,739)	Time deposits and certificates of which term of deposit is more than three months (59)
Bank deposits pledged as collateral (1,194)	Bank deposits pledged as collateral (1,194)	Bank deposits pledged as collateral (1,194)
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (1,409)	Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (5)	Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (1,079)
Cash and cash equivalents 120,829	Cash and cash equivalents 124,639	Cash and cash equivalents 166,739

(9) Segment Information

(A) Business segment information

Prior interim consolidated accounting period (from April 1, 2002 to September 30, 2002)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Elimination	Consolidated
Sales					
(1) Sales to external customers	214,620	2,947	217,568	—	217,568
(2) Inter segment sales and transfers	—	7,969	7,969	(7,969)	—
Total	214,620	10,917	225,538	(7,969)	217,568
Operating expenses	128,693	10,480	139,173	(3,958)	135,215
Operating profit	85,927	437	86,364	(4,011)	82,353

Notes 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business
   (1) Financial service business: loan business, credit card business, installment sales finance business, loan guarantee business, etc.
   (2) Other businesses: Rental business and management of real estate.
3. Unallocated operating expenses included in "adjustments and elimination" were 4,062 million yen, and the expenses relating to the general affairs and accounting section of the Company.

This Interim consolidated accounting period (from April 1, 2003 to September 30, 2003)

Detailed business segment information is omitted as operating income and operating profit in financial service business account for more than 90% of total consolidated operating income and consolidated operating profit across all segments.

Operating income for this interim consolidated accounting period in financial service business accounts for 95.6% of total. (95.2% for prior interim consolidated accounting period and 95.3% for prior consolidated fiscal year.) Operating profit for this interim consolidated accounting period in financial service business accounts for 99.4% of total. (99.5% for prior interim consolidated accounting period and 99.6% for prior consolidated fiscal year.)

Prior consolidated fiscal year (from April 1, 2002 to March 31, 2003)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Elimination	Consolidated
Sales					
(1) Sales to external customers	431,671	5,901	437,572	—	437,572
(2) Inter segment sales and transfers	—	15,300	15,300	(15,300)	—
Total	431,671	21,201	452,873	(15,300)	437,572
Operating expenses	277,805	20,524	298,330	(7,452)	290,877
Operating profit	153,866	676	154,543	(7,847)	146,695

Notes 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business

(1) Financial service business: loan business, credit card business, installment sales finance business, loan guarantee business, etc.

(2) Other businesses: Rental business and management of real estate.

3. Unallocated operating expenses included in "adjustments and elimination" were 7,956 million yen, and the expenses relating to the general affairs and accounting section of the Company.

(B) Geographical segment information

Prior interim consolidated accounting period (from April 1, 2002 to September 30, 2002)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

This interim consolidated accounting period (from April 1, 2003 to September 30, 2003)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

Prior consolidated fiscal year (from April 1, 2002 to March 31, 2003)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior interim consolidated accounting period (from April 1, 2002 to September 30, 2002)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

This interim consolidated accounting period (from April 1, 2003 to September 30, 2003)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

Prior consolidated fiscal year (from April 1, 2002 to March 31, 2003)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(10) Lease Transactions

Prior interim consolidated accounting period (From April 1, 2002 to September 30, 2002)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	7	0	6
Vehicles and delivery equipment	224	108	115
Equipment and furniture	10,739	6,300	4,438
Total	10,970	6,409	4,560

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	2,158
More than one year	2,502
Total	4,661

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	1,613
Equivalent of depreciation	1,516
Equivalent of interest payable	77

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	5
More than one year	11
Total	16

This interim consolidated accounting period (From April 1, 2003 to September 30, 2003)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	7	1	5
Vehicles and delivery equipment	203	111	92
Equipment and furniture	7,445	4,065	3,379
Total	7,655	4,178	3,476

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	1,773
More than one year	1,779
Total	3,552

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	1,105
Equivalent of depreciation	1,040
Equivalent of interest payable	54

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	5
More than one year	5
Total	11

Prior consolidated fiscal year (From April 1, 2002 to March 31, 2003)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	7	1	5
Vehicles and delivery equipment	222	119	103
Equipment and furniture	9,265	5,194	4,070
Total	9,495	5,315	4,179

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	1,924
More than one year	2,342
Total	4,267

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	3,004
Equivalent of depreciation	2,827
Equivalent of interest payable	144

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	5
More than one year	8
Total	14

(11) Marketable Securities

(A) Bonds held to maturity with market quotations

(Millions of yen)

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2002)			This interim consolidated accounting period (As of September 30, 2003)			Prior consolidated fiscal year (As of March 31, 2003)		
	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)
(a) Government/municipal	—	—	—	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—	—	—	—
(c) Miscellaneous	4,000	3,967	(32)	4,000	4,101	101	4,000	3,998	(1)
Total	4,000	3,967	(32)	4,000	4,101	101	4,000	3,998	(1)

(B) Other marketable securities with market quotation

(Millions of yen)

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2002)			This interim consolidated accounting period (As of September 30, 2003)			Prior consolidated fiscal year (As of March 31, 2003)		
	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)
(a) Stocks	15,049	16,857	1,808	12,227	17,837	5,609	12,783	13,208	425
(b) Bonds									
Government/municipal	80	86	6	80	85	4	80	87	7
Corporate	85	144	58	1,312	1,349	37	1,313	1,356	43
Miscellaneous	123	109	(14)	5	5	(0)	15	15	0
(c) Other	3,410	3,140	(270)	2,092	2,048	(44)	3,312	2,960	(352)
Subtotal	18,750	20,338	1,588	15,718	21,325	5,607	17,504	17,628	123

Note: In prior interim consolidated accounting period, impairment loss of 557 million yen was recorded with respect to other securities with market prices.
In this interim consolidated accounting period, impairment loss of 166 million yen was recorded with respect to other securities with market prices.
In prior interim consolidated accounting period, impairment loss of 2,690 million yen was recorded with respect to other securities with market prices.
Impairment loss is recorded when (i) the market price of a given marketable security fell below 50% of its original cost, and is deemed unlikely to recover to the level of the cost, or (ii) the market price fell below 30% to 50% of the cost, and the rate of decline remained 30% or higher during the past one year.

(C) Principal marketable securities where there is no market quotation

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2002)	This interim consolidated accounting period (As of September 30, 2003)	Prior consolidated fiscal year (As of March 31, 2003)
	Amount recorded on interim consolidated balance sheet	Amount recorded on interim consolidated balance sheet	Amount recorded on consolidated balance sheet
Other marketable securities			
Unlisted securities (excluding OTC securities)	922	926	1,142

(12) Derivative Transaction

Prior interim consolidated accounting period (from April 1, 2002 to September 30, 2002)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

This Interim consolidated accounting period (from April 1, 2003 to September 30, 2003)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

Prior consolidated fiscal year (from April 1, 2002 to March 31, 2003)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

6. Actual results

(1) Operating income by segment

(Millions of yen)

Item \ Term	Prior interim consolidated accounting period From April 1, 2002 to September 30, 2002		This interim consolidated accounting period From April 1, 2003 to September 30, 2003		Change		Prior consolidated fiscal year From April 1, 2002 to March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%				%
Finance Service Business	214,620	98.6	215,665	98.5	1,044	0.5	431,671	98.7
Loan business	198,530	91.2	197,486	90.2	(1,043)	(0.5)	398,057	91.0
Credit card business	2,408	1.1	2,890	1.3	481	20.0	5,096	1.2
Installment sales finance business	12,838	5.9	12,144	5.6	(693)	(5.4)	25,725	5.9
Guarantee business	552	0.3	2,167	1.0	1,614	291.9	1,866	0.4
Servicing business	290	0.1	975	0.4	685	236.3	925	0.2
Other business	2,947	1.4	3,210	1.5	262	8.9	5,901	1.3
Rental business	1,827	0.9	1,687	0.8	(140)	(7.7)	3,629	0.8
Others	1,120	0.5	1,523	0.7	402	36.0	2,271	0.5
Total	217,568	100.0	218,875	100.00	1,307	0.6	437,572	100.0

(2) Other statistics

Item \ Term	Prior interim consolidated accounting period (As of September 30, 2002)	This interim consolidated accounting period (As of September 30, 2003)	Prior consolidated fiscal year (As of March 31, 2003)	Change	
	Amount	Amount	Amount	Amount	Percentage
					%
Receivables outstanding (Millions of yen)	1,963,814	1,904,745	1,941,244	(36,499)	(1.9)
Loan business	1,679,529	1,642,488	1,660,256	(17,767)	(1.1)
Credit card business	37,844	44,863	41,850	3,012	7.5
Credit card	37,108	44,087	41,114	2,972	7.2
Others	736	775	735	40	5.5
Installment sales finance	246,223	214,738	237,948	(23,209)	(9.8)
Servicing business	216	2,655	1,189	1,465	123.2
Number of customer accounts					
Loan business	3,123,709	3,155,453	3,161,304	(5,851)	(0.2)
Credit card business	1,058,593	982,503	1,021,131	(38,628)	(3.8)
Credit card	1,052,558	975,865	1,014,845	(38,980)	(3.8)
Others	6,035	6,638	6,286	352	5.6
Installment sales finance business	974,124	960,210	991,162	(30,952)	(3.1)
Servicing business	2,507	14,851	10,540	4,311	40.9
Rental business	9,321	8,322	14,519	(6,197)	(42.7)
Allowance for bad debts (millions of yen)*	91,730	125,218	112,549	12,669	11.3
Allowance for loss on guaranteed loans receivable (millions of yen)	158	989	474	515	108.6
Bad debt write-offs (millions of yen)	37,628	59,574	83,685	(24,110)	(28.8)

Number of outlets	1,796	1,791	1,762	29	1.6
Number of employees	5,959	6,199	6,111	88	1.4

Notes: 1.Number of customer accounts refers to followings:
(1). Loan business: Number of loan accounts with receivables outstanding
(2). Credit card business
Credit card: Cardholder of ACOM MasterCard®
(3). Installment sales finance business: Number of contracts with receivables outstanding
(4). Servicing business: Number of accounts for purchased loans
(5). Rental business: Number of users during the fiscal year
2.The amount of "Allowance for bad debts" mentioned above is the sum of "Allowance for bad debts" listed in current assets and "Allowance for bad debts" listed in fixed assets on Balance Sheet.

(TRANSLATION)

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2004 (Non-consolidated)

October 28, 2003

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2004 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market::	Tokyo Stock Exchange
Code number:	8572
Location of the head office:	Tokyo
URL	http://ir.acom.co.jp
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 3270 – 3423
Date of the board of directors' meeting for the account settlement:	October 28, 2003
Date of the interim dividend payment:	December 5, 2003
Interim-dividend system:	Adopted
Unit of share system:	Adopted (10 shares for a unit)

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Non-consolidated).

1. Non-Consolidated Business Results for the Interim Accounting Period (from April 1, 2003 to September 30, 2003)

(1) Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
9/03 (Interim)	207,507	(0.8%)	58,004	(28.2%)	59,020	(27.8%)
9/02 (Interim)	209,111	6.1%	80,801	(5.6%)	81,690	(5.4%)
3/03 (Annual)	419,258		142,581		144,502	

	Net income (Millions of yen)		Net Income per Share (Yen)
9/03 (Interim)	33,663	(25.7%)	232.78
9/02 (Interim)	45,277	(5.1%)	309.52
3/03 (Annual)	77,489		529.45

Notes: 1. Average number of shares issued: 144,614,219 shares in 9/03 (interim), 146,283,385 shares in 9/02 (interim), and 146,283,363 shares 3/03 (annual).
2. Change in accounting policies: None
3. Regarding operating income, operating profit, income before extraordinary items, net income of this fiscal year, the figures in percentages show growth from the previous interim accounting period.

(2) Dividends

	Interim Cash Dividends per Share (Yen)	Annual Cash Dividends per Share (Yen)
9/03 (Interim)	40.00	—
9/02 (Interim)	40.00	
3/03 (Annual)	—	80.00

(3) Non-Consolidated Financial Position

(Millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share (Yen)
9/03 (Interim)	2,036,162	665,349	32.7%	4,634.61
9/02 (Interim)	2,124,374	619,914	29.2%	4,237.76
3/03 (Annual)	2,110,009	645,386	30.6%	4,411.62

Notes: 1. Number of shares issued at fiscal year-end: 143,561,085 shares in 9/03 (interim), 146,283,353 shares in 9/02 (interim), and 146,283,331 shares in 3/03 (annual).
2. Number of treasury shares at fiscal year-end: 2,067,195 shares in 9/03 (interim), 347,527 shares in 9/02 (interim), and 347,549 shares in 3/03 (annual).

2. Non-Consolidated Forecast for the Fiscal Year Ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

(Millions of yen)

	Total Operating Income	Income Before Extraordinary Items	Net Income	Annual Cash Dividends per Share	
				Year-end Dividends	(Yen)
Annual	410,000	104,600	59,600	40.00	80.00

Reference: Projected net income per share (annual): 413.36 yen

Note: The estimated average number of shares issued during current fiscal year is used to calculate the forecasted net income per share, and same amount of bonus to directors at the prior fiscal year is subtracted from unappropriated retained earnings.

5. Interim Non-Consolidated Financial Statements
(1) Interim Non-Consolidated Balance Sheets

(Millions of yen)

Subject / Term	Prior interim accounting period (As of September 30, 2002)		This interim accounting period (As of September 30, 2003)		Prior consolidated fiscal year (As of March 31, 2003)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%		%
I. Current assets	1,961,710	92.3	1,881,264	92.4	1,962,129	93.0	(80,865)	(4.1)
Cash and time deposits	43,101		57,756		70,602		(12,846)	(18.2)
Loans receivable	1,675,544		1,633,600		1,652,890		(19,289)	(1.2)
Installment sales receivables	199,308		181,297		194,369		(13,071)	(6.7)
Merchandise	6,715		6,560		6,610		(50)	(0.8)
Deferred tax assets	33,256		41,773		38,998		2,775	7.1
Other current assets	88,482		78,195		103,428		(25,232)	(24.4)
Allowances for bad debts	(84,700)		(117,920)		(104,770)		(13,150)	12.6
II. Fixed assets	162,663	7.7	154,897	7.6	147,880	7.0	7,017	4.7
Tangible fixed assets	49,054		40,934		42,763		(1,829)	(4.3)
Land	12,047		8,309		8,313		(4)	(0.1)
Other tangible fixed assets	37,006		32,625		34,449		(1,824)	(5.3)
Intangible fixed assets	1,216		1,210		1,214		(4)	(0.4)
Investments and other assets	114,893		114,432		106,831		7,601	7.1
Allowance for bad debts	(2,500)		(1,680)		(2,930)		1,250	(42.7)
Total Assets	2,124,374	100.0	2,036,162	100.0	2,110,009	100.00	(73,847)	(3.5)

(Millions of yen)

Subject \ Term	Prior interim accounting period (As of September 30, 2002)		This interim accounting period (As of September 30, 2003)		Prior consolidated fiscal year (As of March 31, 2003)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Liabilities)		%		%		%		%
I. Current liabilities	426,865	20.1	450,548	22.1	437,363	20.7	13,184	3.0
Accounts payable	2,497		1,578		1.,844		(265)	(14.4)
Short-term loans	3,500		1,500		3,500		(2,000)	(57.1)
Current portion of bonds and notes	308,577		341,349		308,791		32,558	10.5
Commercial paper	10,000		—		10,000		(10,000)	—
Current portion of bonds and notes	20,000		40,000		40,000		—	—
Accounts payable on transferred specified claims	—		2,900		2,900		—	—
Current portion of accounts payable on the transferred specified claims	3,900		—		—		—	—
Accrued income taxes	37,903		27,981		30,231		(2,250)	(7.4)
Allowance for loss on debt guarantees	158		989		474		515	108.6
Deferred income on installment sales	27,735		22,106		25,518		(3,412)	(13.4)
Other current liabilities	12,594		12,143		14,102		(1,959)	(13.9)
II. Fixed liabilities	1,077,593	50.7	920,264	45.2	1,027,260	48.7	(106,995)	(10.4)
Straight bonds	285,000		265,000		255,000		10,000	3.9
Long-term loans	785,192		647,201		764,656		(117,454)	(15.4)
Allowance for employees' retirement benefits	3,050		3,780		3,268		511	15.7
Allowance for directors' and corporate auditors' retirement benefits	923		836		964		(127)	(13.2)
Other fixed liabilities	3,427		3,445		3,370		74	2.2
Total liabilities	1,504,459	70.8	1,370,812	67.3	1,464,623	69.4	(93,810)	(6.4)
(Shareholders' equity)								
I. Common stock	17,282	0.8	17,282	0.8	17,282	0.8	—	—
II. Capital surplus	25,772	1.2	25,772	1.3	25,772	1.2	—	—
Additional paid-in capital	25,772		25,772		25,772		—	—
III. Earned surplus	579,722	27.3	630,084	30.9	606,083	28.8	24,001	4.0
Legal reserve	4,320		4,320		4,320		—	—
Voluntary reserve	500,000		570,000		500,000		70,000	14.0
Unappropriated retained earnings	75,401		55,764		101,762		(45,998)	(45.2)
IV. Securities valuation adjustment	940	0.1	3,308	0.2	51	0.0	3,257	—
V. Treasury stock	(3,803)	(0.2)	(11,098)	(0.5)	(3,803)	(0.2)	(7,295)	191.8
Total shareholders' equity	619,914	29.2	665,349	32.7	645,386	30.6	19,963	3.1
Total liabilities and shareholders' equity	2,124,374	100.0	2,036,162	100.0	2,110,009	100.0	(73,847)	(3.5)

(2) Interim Non-Consolidated Income Statements

(Millions of yen)

Term / Subject	Prior interim accounting period From April 1, 2002 to September 30, 2002		This interim accounting period From April 1, 2003 to September 30, 2003		Change		Prior fiscal year From April 1, 2002 to March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	209,111	100.0	207,507	100.0	(1,604)	(0.8)	419,258	100.0
Interest on loans receivable	194,087		191,358		(2,729)	(1.4)	388,483	
Fees from credit card business	2,356		2,812		456	19.4	4,986	
Fees from installment sales finance business	8,186		7,335		(850)	(10.4)	16,166	
Fees on guaranteed loans receivables	460		1,929		1,469	319.1	1,667	
Other financial income	15		7		(7)	(49.5)	26	
Sales	—		50		50	—	105	
Other operating income	4,006		4,013		6	0.2	7,822	
II. Operating expenses	128,310	61.4	149,502	72.0	21,192	16.5	276,677	66.0
Financial expenses	15,230	7.3	13,138	6.3	(2,091)	(13.7)	29,585	7.1
Cost of Sales	—	—	50	0.0	50	—	104	0.0
Other operating expenses	113,080	54.1	136,314	65.7	23,233	20.5	246,986	58.9
Operating profit	80,801	38.6	58,004	28.0	(22,796)	(28.2)	142,581	34.0
III. Non-operating income	993	0.5	1,130	0.5	136	13.8	2,118	0.5
IV. Non-operating expenses	104	0.0	114	0.1	9	9.5	197	0.0
Income before extraordinary items	81,690	39.1	59,020	28.4	(22,669)	(27.8)	144,502	34.5
V. Extraordinary income	0	0.0	183	0.1	183	—	5	0.0
VI. Extraordinary Losses	3,292	1.6	725	0.3	(2,566)	(78.0)	9,925	2.4
Income before income taxes	78,398	37.5	58,478	28.2	(19,919)	(25.4)	134,582	32.1
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	37,900	15.8	27,890	12.0	(10,010)	(25.1)	68,070	13.6
Deferred income taxes	(4,779)		(3,075)		1,704		(10,977)	
Net income	45,277	21.7	33,663	16.2	(11,613)	(25.7)	77,489	18.5
Retained earnings carried forward from the previous period	30,124		25,871		(4,252)	(14.1)	30,124	
Retirement of treasury stock	—		3,771		3,771	—		—
Interim dividends	—		—		—	—	5,851	
Unappropriated retained earnings	75,401		55,764		(19,637)	(26.0)	101,762	

(3) Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(A) Valuation and computation of assets

(a)Valuation and computation of marketable securities

Securities of subsidiaries and affiliates … Cost as determined by the moving average method

Securities held to maturity … Amortized cost method (straight line method)

Other marketable securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

(b) Valuation and computation of the inventories

Merchandise … Cost on an individual specified cost basis

(c) Valuation and computation of derivative transactions

Option transaction … Market value

Swap transaction … Market value

(B) Depreciation of the fixed assets

(a) Tangible fixed assets and building and structures in trust … Declining balance method

(b) Intangible fixed assets … Straight-line method

(c) Long-term prepaid expenses … Amortized in equal installments

(C) Basis for calculating allowances

(a) Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on debt guarantees

In providing allowance for loss on debt guarantees, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the interim accounting period.

(c) Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the end of fiscal year. Adjustments are made to determine the amounts applicable to the end of interim accounting period.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

(d) Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of the interim accounting period in accordance with the Company's internal rules.

(D) Currency translation standards for foreign-currency-denominated assets or liabilities

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim accounting date, and differences in currency translation are added up as profit or loss.

(E) Accounting for lease transactions

The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(F) Accounting for hedging activities

(a) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.

(b) Hedging instruments and items hedged

Hedging instruments … Interest-rate swaps agreements and interest-rate caps

Items hedged … Loans with variable interest rates

(c) Hedging policy

The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

(d) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria.

As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(G) Other Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(a) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Customer fees … Recognized by credit balance method.

Merchant fees … Recognized as fees when treated.

Income from installment sales finance business

Fees from customers and member outlets … Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivables …Recognized by credit-balance method

(b) Treatment of consumption tax

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(5) Notes to Interim Non-Consolidated Balance Sheets

Prior interim accounting period (As of September 30, 2002)	This interim accounting period (As of September 30, 2003)	Prior fiscal year (As of March 31, 2003)
1. Cumulative depreciation of tangible fixed assets 42,754 million yen Cumulative depreciation of buildings and structures in trust which are classified as "Investments" 73 million yen	1. Cumulative depreciation of tangible fixed assets 44,983 million yen Cumulative depreciation of buildings and structures in trust which are classified as "Investments" 24 million yen	1. Cumulative depreciation of tangible fixed assets 43,482 million yen Cumulative depreciation of buildings and structures in trust which are classified as "Investments" 75 million yen
2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivables 668,272 <143,846> Tangible fixed assets 2,035 Total 671,502 <143,846> (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 193,188 <43,556> Long-term loans 465,749 <98,984> Total 659,937 <143,540> Figures in brackets represent amounts engaged in transfer of liabilities	2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivables 587,909 <128,276> Tangible fixed assets 1,971 Total 591,075 <128,276> (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 171,579 <47,379> Long-term loans 407,142 <79,568> Total 579,721 <127,947> Figures in brackets represent amounts engaged in transfer of liabilities	2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivables 642,524 <137,761> Tangible fixed assets 2,001 Total 645,721 <137,761> (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 184,178 <40,324> Long-term loans 447,360 <95,608> Total 632,538 <136,932> Figures in brackets represent amounts engaged in transfer of liabilities
3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 32,235 Allowance for loss on debt guarantees <158> Net 32,077 (2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) ACOM ESTATE CO., LTD. 2,679 JCK CREDIT CO., LTD. 28,427 SIAM A&C CO., LTD. 10,120 CHAILEASE ACOM FINANCE CO., LTD. 491	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 79,040 Allowance for loss on debt guarantees <989> Net 78,051 (2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) ACOM ESTATE CO., LTD. 1,245 JCK CREDIT CO., LTD. 24,318 IR Loan Servicing, Inc. 600 SIAM A&C CO., LTD. 16,463 CHAILEASE ACOM FINANCE CO., LTD. 789	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 57,926 Allowance for loss on debt guarantees <474> Net 57,452 (2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) ACOM ESTATE CO., LTD. 2,913 JCK CREDIT CO., LTD. 36,354 SIAM A&C CO., LTD. 14,326 CHAILEASE ACOM FINANCE CO., LTD. 621

Prior interim accounting period (As of September 30, 2002)	This interim accounting period (As of September 30, 2003)	Prior fiscal year (As of March 31, 2003)
4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 612,086 million yen at the end of the interim accounting period. This included a total of 357,789 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 656,843 million yen at the end of the interim accounting period. This included a total of 419,782 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 648,671 million yen at the end of the fiscal year. This included a total of 410,167 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the fiscal year. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 5,464 million yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 17,810 million yen. Under the policies stipulated in Japan's tax laws, 9,505 million yen of this amount would be classified as loans overdue by three months or more, 1,902 million yen as restructured loans and 6,403 million yen as loans no longer in arrears.	5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 6,764 million yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 20,666 million yen. Under the policies stipulated in Japan's tax laws, 12,921 million yen of this amount would be classified as loans overdue by three months or more, 2,298 million yen as restructured loans and 5,447 million yen as loans no longer in arrears.	5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 6,229 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 20,501 million yen. Under the policies stipulated in Japan's tax laws, 11,999 million yen of this amount would be classified as loans overdue by three months or more, 2,070 million yen as restructured loans and 6,431 million yen as loans no longer in arrears.

Prior interim accounting period (As of September 30, 2002)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,207) 8,207	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(7,778) 25,588	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(10,192) 687	Loans other than the above that are overdue by three months or more
Restructured loans	(17,698) 15,795	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(43,876) 50,279	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

64,988 million yen

Market value of marketable securities purchased at the end of the interim accounting period

65,008 million yen

7. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains designated commitment line contracts with 5 financial institutions. As of the end of the current interim accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	420,160
Amount of borrowing	49,880
Unused amount	370,280

There are no overdraft contracts.

8. —

This interim accounting period (As of September 30, 2003)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,065) 9,065	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(10,975) 31,641	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(14,657) 1,736	Loans other than the above that are overdue by three months or more
Restructured loans	(23,647) 21,349	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(58,345) 63,793	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

54,993 million yen

Market value of marketable securities purchased at the end of the interim accounting period

54,991 million yen

7. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains designated commitment line contracts with 4 financial institutions. As of the end of the current interim accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	316,005
Amount of borrowing	23,880
Unused amount	292,125

There are no overdraft contracts.

8. Retirement of treasury stock

Shares	1,002,600
Purchased amount	3,711million yen

Prior fiscal year (As of March 31, 2003)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,227) 9,227	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(10,626) 31,128	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(13,036) 1,036	Loans other than the above that are overdue by three months or more
Restructured loans	(21,169) 19,099	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(54,059) 60,491	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

80,278 million yen

Market value of marketable securities purchased at the end of the fiscal year

80,262 million yen

7. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains designated commitment line contracts with 5 financial institutions. As of the end of the current fiscal year, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	427,440
Amount of borrowing	54,880
Unused amount	372,560

There are no overdraft contracts.

8. —

(5) Notes to Interim Non-Consolidated Statements of Income

Prior interim accounting period (From April 1, 2002 to September 30, 2002)	This interim accounting period (From April 1, 2003 to September 30, 2003)	Prior fiscal year (From April 1, 2002 to March 31, 2003)
1. Other principal financial income (Millions of yen) Interest on deposits 10 Interest on marketable securities 4	1. Other principal financial income (Millions of yen) Interest on deposits 3 Interest on marketable securities 4	1. Other principal financial income (Millions of yen) Interest on deposits 18 Interest on marketable securities 7
2. Principal financial expenses (Millions of yen) Interest paid 10,856 Interest on corporate bonds 2,998 Bond issue expenses 210	2. Principal financial expenses (Millions of yen) Interest paid 8,659 Interest on corporate bonds 2,852 Bond issue expenses 132	2. Principal financial expenses (Millions of yen) Interest paid 20,887 Interest on corporate bonds 5,915 Bond issue expenses 210
3. Principal items of non-operating income (Millions of yen) Interest income 388 Interest on securities 7 Dividends received 181 Rent from corporate residence 209	3. Principal items of non-operating income (Millions of yen) Interest income 358 Interest on securities 34 Dividends received 200 Gains on sales of securities 67 Rent from corporate residence 232	3. Principal items of non-operating income (Millions of yen) Interest income 777 Interest on securities 42 Dividends received 329 Gains on sales of securities 73 Insurance payment received 17 Rent from corporate residence 432
4. Principle items of non-operating expenses (Millions of yen) Loss on sales of marketable securities 14 Loss on investments in investing business association 32	4. Principle items of non-operating expenses (Millions of yen) Treasury stock acquisition expenses 42 Loss on investments in investing business association 24	4. Principle items of non-operating expenses (Millions of yen) Loss on investments in investing business association 130
5.Principle items of extraordinary income (Millions of yen) Gains on sales of investment in marketable securities 0	5.Principle items of extraordinary income (Millions of yen) Gains on sales of investment in marketable securities 168 Gain on maturity of investment trusts 15	5.Principle items of extraordinary income (Millions of yen) Gains on sales of fixed assets 0 Gain on maturity of investment trusts 5
6. Principle items of extraordinary losses (Millions of yen) Loss on sales of fixed assets 2,230 Loss on disposal of fixed assets 317 Loss on revaluation of investment securities 578	6. Principle items of extraordinary losses (Millions of yen) Loss on sales of fixed assets 6 Loss on disposal of fixed assets 268 Loss on revaluation of investment securities 166 Loss on liquidation of investments in trusted real property 241	6. Principle items of extraordinary losses (Millions of yen) Loss on sales of fixed assets 5,914 Loss on disposal of fixed assets 961 Loss on revaluation of investment securities 2,706
7. Depreciation amount (Millions of yen) Tangible fixed assets 2,760 Intangible fixed assets 4	7. Depreciation amount (Millions of yen) Tangible fixed assets 2,345 Intangible fixed assets 4	7. Depreciation amount (Millions of yen) Tangible fixed assets 5,768 Intangible fixed assets 8

(6) Notes to Lease Transactions

Prior interim accounting period (From April 1, 2002 to September 30, 2002)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	218	106	111
Equipment and furniture	9,971	6,000	3,971
Total	10,190	6,106	4,083

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,979
More than 1 year	2,192
Total	4,171

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	1,498
Equivalent of depreciation	1,410
Equivalent of interest payable	66

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

This interim accounting period (From April 1, 2003 to September 30, 2003)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	197	108	89
Equipment and furniture	6,717	3,672	3,044
Total	6,915	3,781	3,134

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,592
More than 1 year	1,605
Total	3,197

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	1,010
Equivalent of depreciation	952
Equivalent of interest payable	47

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

Prior fiscal year (From April 1, 2002 to March 31, 2003)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	217	117	100
Equipment and furniture	8,509	4,848	3,661
Total	8,727	4,965	3,761

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,745
More than 1 year	2,089
Total	3,835

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	2,794
Equivalent of depreciation	2,632
Equivalent of interest payable	125

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

(8) Marketable Securities (Subsidiary and affiliate stock)

Prior interim accounting period (from April 1, 2002 to September 30, 2002)
There is no subsidiary and affiliate stock for which market prices are available.

This interim accounting period (from April 1, 2003 to September 30, 2003)
There is no subsidiary and affiliate stock for which market prices are available.

Prior fiscal year (from April 1, 2002 to March 31, 2003)
There is no subsidiary and affiliate stock for which market prices are available.

7. Actual Results

(1) Operating income by segments

(Millions of yen)

Division	Segment	Prior interim accounting period From April 1, 2002 to September 30, 2002 Amount	Composition ratio	This interim accounting period From April 1, 2003 to September 30, 2003 Amount	Composition ratio	Change Amount	Percentage	Prior fiscal year From April 1, 2002 to March 31, 2003 Amount	Composition ratio
			%		%		%		%
Finance Business	Interest on loans receivable	194,087	92.8	191,358	92.2	(2,729)	(1.4)	388,483	92.7
	Unsecured loans	189,912	90.8	187,116	90.2	(2,796)	(1.5)	380,090	90.7
	Consumers	189,817	90.8	187,063	90.2	(2,754)	(1.5)	379,923	90.6
	Commercials	95	0.0	53	0.0	(42)	(44.2)	167	0.1
	Secured loans	4,174	2.0	4,241	2.0	66	1.6	8,393	2.0
	Fees from	10,542	5.1	10,148	4.9	(393)	(3.7)	21,153	5.0
	Credit card business	2,356	1.2	2,812	1.4	456	19.4	4,986	1.2
	Installment sales financing	8,186	3.9	7,335	3.5	(850)	(10.4)	16,166	3.8
	Fees from credit guarantees	460	0.2	1,929	0.9	1,469	319.1	1,667	0.4
Other Business	Sales	—	—	50	0.0	50	—	105	0.0
Other Category	Other financial income	15	0.0	7	0.0	(7)	(49.5)	26	0.0
	Other operating income	4,006	1.9	4,013	2.0	6	0.2	7,822	1.9
	Collection of bad debts deducted	3,311	1.6	3,224	1.6	(87)	(2.6)	6,430	1.6
	Others	695	0.3	788	0.4	93	13.5	1,391	0.3
Total		209,111	100.0	207,507	100.0	(1,604)	(0.8)	419,258	100.0

Note: Operating income of "ACOM MasterCard®" is included in "Fees from credit card business."

(2) Other statistics

(a) Receivables outstanding at the end of accounting period

(Millions of yen)

Item	Prior interim accounting period (As of September 30, 2002)	This interim accounting period (As of September 30, 2003)	This fiscal year (As of March 31, 2003)	Amount of change	Percentage
					%
Loans receivable outstanding	1,675,544	1,633,600	1,652,890	(19,289)	(1.2)
Unsecured loans	1,605,844	1,564,537	1,582,751	(18,213)	(1.2)
Consumers	1,605,029	1,564,092	1,582,125	(18,032)	(1.1)
Commercials	814	445	625	(180)	(28.9)
Secured loans	69,700	69,063	70,139	(1,075)	(1.5)
Credit card business	37,168	44,115	41,166	2,949	7.2
ACOM MasterCard®	37,108	44,087	41,114	2,972	7.2
Other	60	28	51	(23)	(44.8)
Installment sales finance business	162,139	137,182	153,203	(16,021)	(10.5)

(b) Number of customer accounts

(Millions of yen)

Item \ Term	Prior interim accounting period (As of September 30, 2002)	This interim accounting period (As of September 30, 2003)	Prior fiscal year (As of March 31, 2003)	Amount of change	Percentage
Number of loan customer accounts	3,062,976	2,992,710	3,032,330	(39,620)	(1.3)
Unsecured loans	3,048,748	2,978,301	3,017,837	(39,536)	(1.3)
Consumers	3,047,976	2,977,794	3,017,176	(39,382)	(1.3)
Commercials	772	507	661	(154)	(23.3)
Secured loans	14,228	14,409	14,493	(84)	(0.6)
Credit card business	1,052,862	976,072	1,015,127	(39,055)	(3.8)
ACOM MasterCard®	1,052,558	975,865	1,014,845	(38,980)	(3.8)
Other	304	207	282	(75)	(26.6)
Installment sales finance business	492,746	436,798	479,182	(42,384)	(8.8)

Note: 1. Loan business: The number of loan accounts with receivables outstanding
2. Installment business:
Credit card: Cardholder of ACOM MasterCard ®
3. Installment sales finance business: Number of contracts with receivables outstanding

(c) Number of outlets, MUJINKUN, and CD/ATM

Item \ Term	Prior interim accounting period (As of September 30, 2001)	This interim accounting period (As of September 30, 2002)	Prior fiscal year (As of March 31, 2003)	Amount of change	Percentage
Number of outlets	1,767	1,738	1,724	14	0.8
Loan business outlets	1,759	1,730	1,716	14	0.8
Staffed	513	410	468	(58)	(12.4)
Unstaffed	1,246	1,320	1,248	72	5.8
Installment sales finance business	8	8	8	—	—
Number of MUJINKUN outlets (machines)	<1,749> 1,748	<1,720> 1,719	<1,706> 1,705	14	0.8
Number of CD/ATM	66,305	74,079	69,215	4,864	7.0
Proprietary	2,071	2,039	2,026	13	0.6
Open 365 days / year	2,062	2,033	2,020	13	0.6
Open 24 hours / day	1,777	1,763	1,749	14	0.8
Tie-up	64,234	72,040	67,189	4,851	7.2
Others	7,611	8,328	7,621	707	9.3

(d) Others

Item \ Term	Prior interim accounting period (As of September 30, 2002)	This interim accounting period (As of September 30, 2003)	Prior fiscal year (As of March 31, 2003)	Amount of change	Percentage
Number of employees	4,552	4,369	4,405	(36)	(0.8)
Allowance for bad debts (millions of yen)	87,200	119,600	107,700	11,900	11.0
Allowance for loss on guaranteed loans receivable (millions of yen)	158	989	474	515	108.6
Bad debt write-offs (millions of yen)	36,974	57,811	81,608	(23,797)	(29.2)

Note: The amount of "Allowance for bad debts" mentioned above is the sum of "Allowance for bad debts listed in current assets and "Allowance for bad debts" listed in fixed assets on Balance Sheet.

Exhibit 3

DATA BOOK

The Interim Period Ending March, 2004

ACOM CO., LTD.

October 2003
Code No. 8572

Contents

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of account are included in the receivables outstanding and number of customer accounts.

:7. From the interim accounting period ended September 30, 2001, figures for financial expenses include bond issue expenses.

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

1. Consolidated Subsidiaries and Equity-Method Affiliates

Name of company	Equity owned by ACOM	Summary of business
【Domestic】 Consolidated subsidiaries: 10 Equity-method affiliates: 2		
JCK CREDIT CO., LTD.	100%	Installment sales finance and unsecured loan business
IR Loan Servicing, Inc.	80%	Servicing
[Equity-Method Affiliate] ASCOT CO., LTD.	38.25%	Fiduciary business to open up, on the internet, new customers with respect to consumer loans and credit card
[Equity-Method Affiliate] Tokyo-Mitsubishi Cash One Ltd.	35%	Unsecured loan business
ACOM RENTAL CO., LTD.	100%	Comprehensive rental
JLA INCORPORATED	100%	Advertising agency, interior design and construction of service outlets.
ACOM RESEARCH INSTITUTE, INC.	100%	Surveys and research on trend in household expenditures
AJAST Ltd.	25% (75%)	Insurance agency.
ACOM ESTATE CO., LTD.	100%	Management of real estates
ABS CO., LTD.	0% (100%)	Maintenance of buildings and other properties.
A B PARTNER CO., LTD.	100%	Clerical work and temporary personal services.
AVRS CO., LTD.	100%	—
【Overseas】 Consolidated Subsidiaries: 6 Equity-Method Affiliate: 1		
SIAM A&C CO., LTD.	49%	Hire purchase and unsecured loan business in Thailand.
[Equity-Method Affiliate] CHAILEASE ACOM FINANCE CO., LTD.	40%	Hire purchase business in Taiwan.
ACOM CAPITAL CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
ACOM FUNDING CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
ACOM PACIFIC, INC.	100%	Lease of health resorts in Guam (U.S.A.)
ACOM (U.S.A.) INC.	100%	—
ACOM INTERNATIONAL, INC.	100%	—

Notes: 1. *Figures in parentheses are indirect ownership by* ACOM CO., LTD.
2. SIAM A&C CO., LTD. started unsecured loan business in July 2001.
3. Tokyo-Mitsubishi Cash One Ltd. started operation in March 4, 2002.
4. JUKI CREDIT CO., LTD. changed its company name to JCK CREDIT CO., LTD. on September 1, 2001.
5. E*NetCard CO., LTD. changed its company name to ASCOT CO., LTD. on August 1, 2001.
6. ACOM FUNDING CO., LTD. was established on July 10, 2002.
7. AVRS CO., LTD., ACOM (U.S.A.) INC., and ACOM INTERNATIONAL, INC. suspended their operation.

2. Income and Expenses (Consolidated)

(Millions of yen)

	2003/3	(ACOM)	yoy %	Consolidated /Unconsolidated ratio	2003/9	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio	2004/3 (E)	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio
Operating Income	437,572	(419,258)	5.5	1.044	218,875	(207,507)	1,307	0.6	1.055	432,600	(410,000)	-4,906	-1.1	1.055
Operating Expenses	290,877	(276,677)	19.4	-	158,550	(149,502)	23,334	17.3	-	325,600	(307,400)	34,736	11.9	-
Financial Expenses	30,562	(29,585)	2.2	-	13,632	(13,138)	-2,072	-13.2	-	27,200	(26,300)	-3,302	-10.8	-
Provision for Bad Debts	115,671	(112,108)	60.5	-	72,733	(70,211)	24,410	50.5	-	148,600	(144,000)	33,013	28.5	-
Operating Profit	146,695	(142,581)	-14.3	1.029	60,325	(58,004)	-22,027	-26.7	1.040	107,000	(102,600)	-39,642	-27.0	1.043
Non-operating Income	1,380	(2,118)	-31.9	-	732	(1,130)	94	14.8	-	1,100	(2,100)	-191	-13.9	-
Non-operating Expenses	3,831	(197)	166.0	-	1,524	(114)	-573	-27.3	-	2,700	(100)	-1,055	-27.6	-
Income Before Extraordinary Items	144,244	(144,502)	-16.1	0.998	59,533	(59,020)	-21,359	-26.4	1.009	105,400	(104,600)	-38,778	-26.9	1.008
Extraordinary Income	5	(5)	-99.7	-	183	(183)	183	-	-	400	(300)	396	-	-
Extraordinary Losses	9,836	(9,925)	35.4	-	697	(725)	-2,594	-78.8	-	1,400	(1,400)	-8,458	-86.0	-
Income Before Income Taxes	134,414	(134,582)	-19.5	-	59,020	(58,478)	-18,580	-23.9	-	104,400	(103,500)	-29,924	-22.3	-
Net Income	75,096	(77,489)	-21.5	0.969	32,918	(33,663)	-10,686	-24.5	0.978	58,100	(59,600)	-16,993	-22.6	0.975

3. Operating Income by Segment (Consolidated)

(Millions of yen)

	2002/3	(ACOM)	yoy %	2003/3	(ACOM)	yoy %	2003/9	(ACOM)	yoy	%	2004/3 (E)	(ACOM)	yoy %
Operating Income	414,918	(400,818)	10.4	437,572	(419,258)	5.5	218,875	(207,507)	1,307	0.6	432,600	(410,000)	-1.1
Loan Business	380,553	(380,248)	9.3	398,057	(395,829)	4.6	197,486	(194,981)	-1,043	-0.5	390,400	(385,400)	-1.9
Credit Card Business	3,771	(3,708)	60.2	5,096	(5,011)	35.1	2,890	(2,845)	481	20.0	5,900	(5,800)	15.6
Installment Sales Finance Business	23,595	(16,446)	35.2	25,725	(16,362)	9.0	12,144	(7,451)	-693	-5.4	22,800	(13,800)	-11.4
Guarantee Business	319	(319)	-	1,866	(1,866)	483.8	2,167	(2,167)	1,614	291.9	4,900	(4,900)	159.4
Loan Servicing Business	191	(-)	-	925	(-)	383.9	975	(-)	685	236.3	2,100	(-)	132.2
Rental Business	3,853	(0)	-30.8	3,629	(-)	-5.8	1,687	(-)	-140	-7.7	3,500	(-)	-3.0
Others	2,634	(94)	31.1	2,271	(188)	-13.8	1,523	(62)	402	36.0	3,000	(100)	33.9

3-2. Composition Ratio of Operating Income by Segment (Consolidated)

(%)

	2000/3	(ACOM)	2001/3	(ACOM)	2002/3	(ACOM)	2003/3	(ACOM)	2003/9	(ACOM)	2004/3 (E)	(ACOM)
Operating Income	100.0	(-)	100.0	(100.0)	100.0	(100.0)	100.0	(100.0)	100.0	(100.0)	100.0	(100.0)
Loan Business	94.1	(-)	92.7	(95.0)	91.7	(94.9)	91.0	(94.4)	90.2	(94.0)	90.2	(94.0)
Credit Card Business	0.1	(-)	0.6	(0.6)	0.9	(0.9)	1.2	(1.2)	1.3	(1.4)	1.4	(1.4)
Installment Sales Finance Business	3.4	(-)	4.7	(3.9)	5.7	(4.1)	5.9	(3.9)	5.6	(3.6)	5.3	(3.4)
Guarantee Business	-	(-)	-	(-)	0.1	(0.1)	0.4	(0.5)	1.0	(1.0)	1.1	(1.2)
Loan Servicing Business	-	(-)	-	(-)	-	(-)	0.2	(-)	0.4	(-)	0.5	(-)
Rental Business	2.0	(-)	1.5	(0.5)	0.9	(0.0)	0.8	(-)	0.8	(-)	0.8	(-)
Others	0.4	(-)	0.5	(0.0)	0.7	(0.0)	0.5	(0.0)	0.7	(0.0)	0.7	(0.0)

4. Receivables Outstanding by Segment (Consolidated)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Receivables Outstanding (Millions of yen)	1,478,703	-	1,720,616	16.4	1,888,413	9.8	1,941,244	2.8	**1,904,745**	**-59,068**	**-3.0**	**1,880,700**	**-3.1**
Loans Business	1,347,757	-	1,497,045	11.1	1,618,660	8.1	1,660,256	2.6	**1,642,488**	**-37,041**	**-2.2**	**1,631,850**	**-1.7**
ACOM CO., LTD.	1,347,757	-	1,496,237	11.0	1,616,837	8.1	1,652,890	2.2	**1,633,600**	**-41,943**	**-2.5**	**1,622,900**	**-1.8**
JCK CREDIT CO., LTD.	-	-	808	-	327	-59.5	153	-53.1	**107**	**-114**	**-51.7**	**50**	**-50.2**
SIAM A&C CO., LTD.	-	-	-	-	1,495	-	7,212	382.3	**8,780**	**5,017**	**133.3**	**8,900**	**23.5**
Credit Card Business	6,359	-	19,735	210.3	32,102	62.7	41,850	30.4	**44,863**	**7,018**	**18.5**	**47,300**	**13.2**
ACOM MasterCard	6,167	-	19,157	210.6	31,388	63.8	41,114	31.0	**44,087**	**6,978**	**18.8**	**46,450**	**13.2**
JCK CREDIT CO., LTD.	-	-	405	-	624	54.1	684	9.6	**747**	**71**	**10.6**	**800**	**18.1**
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	**-**	**-**	**-**	**-**	**-**
Installment Sales Finance Business	124,586	-	203,834	63.6	237,502	16.5	237,948	0.2	**214,738**	**-31,485**	**-12.8**	**198,650**	**-16.5**
ACOM CO., LTD.	121,933	-	150,581	23.5	161,247	7.1	153,203	-5.0	**137,182**	**-24,957**	**-15.4**	**125,600**	**-18.0**
JCK CREDIT CO., LTD.	-	-	49,112	-	69,996	42.5	77,338	10.5	**69,461**	**-7,478**	**-9.7**	**64,050**	**-17.2**
SIAM A&C CO., LTD.	2,652	-	4,140	56.1	6,258	51.1	7,406	18.3	**8,095**	**950**	**13.3**	**9,000**	**21.3**
Loan Servicing Business	-	-	-	-	147	-	1,189	706.5	**2,655**	**2,439**	**-**	**2,900**	**145.8**

5. Number of Customer Accounts by Segment (Consolidated)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Loan Business	2,669,016	-	2,898,760	8.6	3,058,274	5.5	3,161,304	3.4	**3,155,453**	**31,744**	**1.0**	**3,129,100**	**-1.0**
ACOM CO., LTD.	2,669,016	-	2,893,789	8.4	3,035,706	4.9	3,032,330	-0.1	**2,992,710**	**-70,266**	**-2.3**	**2,957,700**	**-2.5**
JCK CREDIT CO., LTD.	-	-	4,971	-	2,719	-45.3	1,122	-58.7	**824**	**-724**	**-46.8**	**500**	**-52.3**
SIAM A&C CO., LTD.	-	-	-	-	19,849	-	127,852	544.1	**161,919**	**102,734**	**173.6**	**170,900**	**33.6**
Credit Card Business	404,941	-	781,590	93.0	1,016,544	30.1	1,021,131	0.5	**982,503**	**-76,090**	**-7.2**	**1,075,600**	**5.4**
ACOM MasterCard	380,396	-	752,509	97.8	1,004,118	33.4	1,014,845	1.1	**975,865**	**-76,693**	**-7.3**	**1,068,300**	**5.3**
JCK CREDIT CO., LTD.	-	-	3,238	-	4,952	52.9	6,004	21.2	**6,431**	**700**	**12.2**	**7,300**	**20.9**
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	**-**	**-**	**-**	**-**	**-**
Installment Sales Finance	415,065	-	768,882	85.2	905,725	17.8	991,162	9.4	**960,210**	**-13,914**	**-1.4**	**933,100**	**-5.9**
ACOM CO., LTD.	358,400	-	446,217	24.5	486,532	9.0	479,182	-1.5	**436,798**	**-55,948**	**-11.4**	**394,000**	**-17.8**
JCK CREDIT CO., LTD.	-	-	212,068	-	246,786	16.4	263,202	6.7	**244,798**	**-17,722**	**-6.8**	**217,100**	**-17.5**
SIAM A&C CO., LTD.	56,665	-	110,597	95.2	172,407	55.9	248,778	44.3	**278,614**	**59,756**	**27.3**	**322,000**	**29.3**
Loan Servicing Business	-	-	-	-	1,468	-	10,540	618.0	**14,851**	**12,344**	**492.4**	**-**	**-**

Notes :1.Loan Business: Number of customer accounts with outstanding that includes *non-interest* bearing balance.
:2.ACOM MasterCard: Cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.Loan Servicing Business: Number of accounts for purchased loans.

ʖ. Income and Expenses (ACOM)

(Millions of yen)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
ıperating Income	341,767	10.1	366,712	7.3	400,818	9.3	419,258	4.6	207,507	-1,604	-0.8	410,000	-2.2
Interest on Loans Receivable	316,490	10.5	341,456	7.9	373,235	9.3	388,483	4.1	191,358	-2,729	-1.4	377,600	-2.8
)perating Expenses	197,392	7.6	208,205	5.5	231,857	11.4	276,677	19.3	149,502	21,192	16.5	307,400	11.1
Financial Expenses	29,250	1.6	28,933	-1.1	28,622	-1.1	29,585	3.4	13,138	-2,091	-13.7	26,300	-11.1
Provision for Bad Debts	47,461	19.4	51,654	8.8	69,997	35.5	112,108	60.2	70,211	23,655	50.8	144,000	28.5
Other Operating Expenses	120,432	6.2	127,535	5.9	133,237	4.5	134,878	1.2	66,103	-421	-0.6	137,050	1.6
Ↄperating Profit	144,374	13.6	158,507	9.8	168,961	6.6	142,581	-15.6	58,004	-22,796	-28.2	102,600	-28.0
ꞌlon-operating Income	1,319	-0.4	1,670	26.6	2,126	27.3	2,118	-0.4	1,130	136	13.8	2,100	-3.3
ꞌlon-operating Expenses	2,958	197.9	1,115	-62.3	407	-63.5	197	-51.6	114	9	9.5	100	-41.1
Income Before Extraordinary Items	142,735	12.0	159,062	11.4	170,680	7.3	144,502	-15.3	59,020	-22,669	-27.8	104,600	-27.6
Extraordinary Income	656	-	1,561	137.8	1	-99.9	5	202.6	183	183	-	300	-
Extraordinary Losses	3,178	-28.1	7,708	142.6	6,914	-10.3	9,925	43.5	725	-2,566	-78.0	1,400	-85.7
Loss on Sales of Fixed Assets	2,085	2.9	3,854	84.8	5,579	44.8	5,914	6.0	6	-2,223	-99.7	460	-92.1
Loss on Revaluation of Investments in Securities	106	-80.7	1,340	-	411	-69.3	2,706	557.7	166	-412	-71.2	160	-93.9
Income Before Income Taxes	140,213	13.9	152,915	9.1	163,767	7.1	134,582	-17.8	58,478	-19,919	-25.4	103,500	-23.1
Income Taxes, current	69,030	3.7	74,950	8.6	79,360	5.9	68,070	-14.2	27,890	-10,010	-26.4	54,400	-20.0
Enterprise Taxes	13,220	0.5	14,350	8.5	16,960	18.2	14,570	-14.1	6,090	-2,010	-24.8	-	-
Income Taxes, deferred	-2,854	-	-2,791	-2.2	-10,370	271.4	-10,977	5.9	-3,075	1,704	-35.7	-10,500	-4.3
Net Income	74,038	31.0	80,757	9.1	94,777	17.4	77,489	-18.2	33,663	-11,613	-25.7	59,600	-23.1

ɪperating Income by Category (ACOM)

(Millions of yen)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
rating Income	341,767	10.1	366,712	7.3	400,818	9.3	419,258	4.6	**207,507**	**-1,604**	**-0.8**	**410,000**	**-2.2**
erest on Loans Receivable	316,490	10.5	341,456	7.9	373,235	9.3	388,483	4.1	**191,358**	**-2,729**	**-1.4**	**377,600**	**-2.8**
Unsecured Loans	308,205	10.6	333,349	8.2	365,091	9.5	380,090	4.1	**187,116**	**-2,796**	**-1.5**	**369,300**	**-2.8**
Consumers	307,697	10.5	332,936	8.2	364,814	9.6	379,923	4.1	**187,063**	**-2,754**	**-1.5**	**369,200**	**-2.8**
Commercials	508	118.8	413	-18.7	277	-32.9	167	-39.7	**53**	**-42**	**-44.2**	**100**	**-48.0**
Secured Loans	8,284	7.9	8,106	-2.2	8,143	0.5	8,393	3.1	**4,241**	**66**	**1.6**	**8,300**	**-0.8**
ees from Credit Card Business	451	-	2,323	414.8	3,692	58.9	4,986	35.0	**2,812**	**456**	**19.4**	**5,800**	**16.3**
ACOM MasterCard	428	-	2,298	436.1	3,676	59.9	4,952	34.7	**2,783**	**441**	**18.9**	**5,750**	**16.1**
ees from Installment Sales Financing	11,136	33.1	14,287	28.3	16,278	13.9	16,166	-0.7	**7,335**	**-850**	**-10.4**	**13,700**	**-14.9**
ees from Credit Guarantees	-	-	-	-	319	-	1,866	483.8	**2,165**	**1,613**	**291.9**	**4,800**	**158.7**
ental Income	6,395	-14.8	1,591	-75.1	-	-	-	-	-	-	-	-	-
Audio-Visual Software	3,007	-29.2	1,591	-47.1	-	-	-	-	-	-	-	-	-
Hardware	3,388	7.6	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-	-
ales	320	-81.7	103	-67.7	-	-	105	-	**50**	**50**	-	**50**	**-52.4**
thers	6,972	7.0	6,950	-0.3	7,292	4.9	7,651	4.9	**3,784**	**-144**	**-3.7**	**8,050**	**5.2**
Collection of Bad Debts Deducted	6,134	16.5	6,508	6.1	6,938	6.6	6,430	-7.3	**3,224**	**-87**	**-2.6**	**6,900**	**7.4**

2. Composition Ratio of Operating Income by Category (ACOM)

(%)

	2000/3	2001/3	2002/3	2003/3	**2003/9**	**2004/3(E)**
erating Income	100.0	100.0	100.0	100.0	**100.0**	**100.0**
nterest on Loans Receivable	92.6	93.1	93.1	92.7	**92.2**	**92.1**
ees from Credit Card Business	0.1	0.6	0.9	1.2	**1.4**	**1.4**
ees from Installment Sales Financing	3.3	3.9	4.1	3.9	**3.5**	**3.3**
ees from Credit Guarantees	-	-	0.1	0.4	**1.1**	**1.2**
Rental Income	1.9	0.5	-	-	-	-
Sales	0.1	0.0	-	0.0	**0.0**	**0.0**
Others	2.0	1.9	1.8	1.8	**1.8**	**2.0**

8. Operating Expenses (ACOM)

(Millions of yen)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Expenses	197,392	7.6	208,205	5.5	231,857	11.4	276,677	19.3	149,502	21,192	16.5	307,400	11.1
Financial Expenses	29,250	1.6	28,933	-1.1	28,622	-1.1	29,585	3.4	13,138	-2,091	-13.7	26,300	-11.1
Cost of Sales	247	-83.8	81	-67.1	-	-	104	-	50	50	-	50	-52.4
Provision for Bad Debts	47,461	19.4	51,654	8.8	69,997	35.5	112,108	60.2	70,211	23,655	50.8	144,000	28.5
Bad Debt Write-offs	37,461	15.8	44,392	18.5	54,251	22.2	81,608	50.4	57,811	20,836	56.4	118,500	45.2
Additional Allowance for Bad Debts	10,000	35.1	7,261	-27.4	15,733	116.7	30,039	90.9	11,885	2,448	26.0	24,100	-19.8
Additional Allowance for Loss on Debt Guarantees	-	-	-	-	12	-	461	-	515	369	254.9	1,400	203.6
Other Operating Expenses	120,432	6.2	127,535	5.9	133,237	4.5	134,878	1.2	66,103	-421	-0.6	137,050	1.6
Personnel Costs	35,200	6.1	34,125	-3.1	35,782	4.9	36,869	3.0	19,085	428	2.3	37,600	2.0
Advertising and Promotional Expenses	15,693	16.1	20,216	28.8	19,304	-4.5	15,853	-17.9	6,337	-1,766	-21.8	13,800	-13.0
Administrative Expenses	15,770	6.1	15,242	-3.3	15,487	1.6	15,851	2.4	7,582	-297	-3.8	15,300	-3.5
Expenses for Computer Operation and Development	18,617	-3.0	20,070	7.8	23,336	16.3	23,311	-0.1	9,716	-814	-7.7	21,500	-7.8
Fees	9,515	8.3	9,761	2.6	11,241	15.2	12,119	7.8	6,535	426	7.0	14,000	15.5
Insurance Expenses	5,776	76.5	6,578	13.9	6,247	-5.0	8,782	40.6	4,615	459	11.0	9,500	8.2
Depreciation Expenses	4,741	-7.2	4,211	-11.2	3,829	-9.1	3,428	-10.5	1,455	-224	-13.4	3,100	-9.6
Taxes and Other Public Charges	5,737	1.8	6,568	14.5	6,851	4.3	6,625	-3.3	3,193	-318	-9.1	6,400	-3.4
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	-	1,300	-
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	9,380	-4.4	10,759	14.7	11,156	3.7	12,036	7.9	7,581	1,685	28.6	14,550	20.9

8-2. Ratio of Operating Expenses to Operating Income (ACOM)

(%)

	2000/3		2001/3		2002/3		2003/3		2003/9		2004/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Operating Expenses	57.8	-1.3	56.8	-1.0	57.8	1.0	66.0	8.2	72.0	10.6	75.0	9.0
Financial Expenses	8.6	-0.7	7.9	-0.7	7.1	-0.8	7.1	0.0	6.3	-1.0	6.4	-0.7
Cost of Sales	0.1	-0.4	0.0	-0.1	-	-	0.0	0.0	0.0	0.0	0.0	0.0
Provision for Bad Debts	13.9	1.1	14.1	0.2	17.5	3.4	26.7	9.2	33.8	11.5	35.1	8.4
Bad Debt Write-offs	11.0	0.6	12.1	1.1	13.6	1.5	19.5	5.9	27.9	10.2	28.9	9.4
Additional Allowance for Bad Debts	2.9	0.5	2.0	-0.9	3.9	1.9	7.1	3.2	5.7	1.2	5.9	-1.2
Additional Allowance for Loss on Debt Guarantees	-	-	-	-	0.0	0.0	0.1	0.1	0.2	0.1	0.3	0.2
Other Operating Expenses	35.2	-1.3	34.8	-0.4	33.2	-1.6	32.2	-1.0	31.9	0.1	33.4	1.2
Personnel Costs	10.3	-0.4	9.3	-1.0	8.9	-0.4	8.8	-0.1	9.2	0.3	9.2	0.4
Advertising and Promotional Expenses	4.6	0.3	5.5	0.9	4.8	-0.7	3.8	-1.0	3.1	-0.8	3.3	-0.5
Administrative Expenses	4.6	-0.2	4.2	-0.4	3.9	-0.3	3.8	-0.1	3.7	-0.1	3.7	-0.1
Expenses for Computer Operation and Development	5.4	-0.8	5.5	0.1	5.8	0.3	5.5	-0.3	4.7	-0.3	5.1	-0.4
Fees	2.8	0.0	2.7	-0.1	2.8	0.1	2.9	0.1	3.1	0.2	3.4	0.5
Insurance Expenses	1.7	0.6	1.8	0.1	1.6	-0.2	2.1	0.5	2.2	0.2	2.3	0.2
Depreciation Expenses	1.4	-0.2	1.1	-0.3	0.9	-0.2	0.8	-0.1	0.7	-0.1	0.8	0.0
Taxes and Other Public Charges	1.7	-0.1	1.8	0.1	1.7	-0.1	1.6	-0.1	1.5	-0.2	1.6	0.0
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	0.3	0.3
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-
Others	2.7	-0.5	2.9	0.2	2.8	-0.1	2.9	0.1	3.7	0.9	3.8	0.9

Note: Ratio of operating expenses to operating income = Operating expenses／Operating income

Receivables Outstanding (ACOM)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
›eivables Outstanding (Millions of yen)	1,476,050	13.7	1,666,149	12.9	1,809,564	8.6	1,847,259	2.1	1,814,898	-59,954	-3.2	1,795,000	-2.8
-oans Business	1,347,757	11.7	1,496,237	11.0	1,616,837	8.1	1,652,890	2.2	1,633,600	-41,943	-2.5	1,622,900	-1.8
Unsecured Loans	1,273,899	12.4	1,428,196	12.1	1,548,894	8.5	1,582,751	2.2	1,564,537	-41,306	-2.6	1,552,900	-1.9
Consumers	1,271,865	12.4	1,426,696	12.2	1,547,850	8.5	1,582,125	2.2	1,564,092	-40,936	-2.6	1,552,600	-1.9
Commercials	2,034	4.8	1,499	-26.3	1,043	-30.4	625	-40.1	445	-369	-45.4	300	-54.7
Secured Loans	73,857	0.9	68,041	-7.9	67,942	-0.1	70,139	3.2	69,063	-637	-0.9	70,000	-0.2
Real Estate Card Loan	45,454	6.3	49,663	9.3	53,509	7.7	56,852	6.2	56,362	532	1.0	-	-
Credit Card Business	6,359	-	19,330	204.0	31,478	62.8	41,166	30.8	44,115	6,946	18.7	46,500	13.1
ACOM MasterCard	6,167	-	19,157	210.6	31,388	63.8	41,114	31.0	44,087	6,978	18.8	46,450	13.2
Installment Sales Finance Business	121,933	33.8	150,581	23.5	161,247	7.1	153,203	-5.0	137,182	-24,957	-15.4	125,600	-18.0
'erage Balance of Unsecured Loans for onsumers per Account (Thousands of yen)	479	8.4	496 (513)	3.5 (7.1)	512 (541)	3.2 (5.5)	524	2.3	525	-2	-0.4	528	0.8
eference)													
ıaranteed loans receivable	-	-	-	-	9,539	-	57,926	-	79,040	46,804	145.2	103,000	77.8

te: The figures in brackets represent the amounts of loans exclusive of non-interest-bearing balance.

). Number of Customer Accounts (ACOM)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
›an Business	2,669,016	3.8	2,893,789 (2,796,743)	8.4 (4.8)	3,035,706 (2,873,888)	4.9 (2.8)	3,032,330	-0.1	2,992,710	-70,266	-2.3	2,957,700	-2.5
Unsecured Loans	2,655,803	3.8	2,880,304 (2,783,290)	8.5 (4.8)	3,021,780 (2,860,021)	4.9 (2.8)	3,017,837	-0.1	2,978,301	-70,447	-2.3	2,943,200	-2.5
Consumers	2,654,651	3.8	2,879,293 (2,782,279)	8.5 (4.8)	3,020,908 (2,859,149)	4.9 (2.8)	3,017,176	-0.1	2,977,794	-70,182	-2.3	2,942,900	-2.5
Commercials	1,152	17.3	1,011	-12.2	872	-13.7	661	-24.2	507	-265	-34.3	300	-50.7
Secured Loans	13,213	2.6	13,485	2.1	13,926	3.3	14,493	4.1	14,409	181	1.3	14,500	0.5
'edit Card Business	404,941	-	778,352	92.2	1,011,592	30.0	1,015,127	0.3	976,072	-76,790	-7.3	1,068,500	5.2
ACOM MasterCard	380,396	-	752,509	97.8	1,004,118	33.4	1,014,845	1.1	975,865	-76,693	-7.3	1,068,300	5.3
stallment Sales Finance	358,400	25.2	446,217	24.5	486,532	9.0	479,182	-1.5	436,798	-55,948	-11.4	394,000	-17.8

otes :1.Loan Business: Number of customer accounts with outstanding balance.
:2.ACOM MasterCard: Cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.The figures in brackets represent the number of loan customer accounts exclusive *of non-interest-bearing* balance.

11. Number of New Loan Customers (ACOM)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of New Loan Customers	427,886	-5.6	443,100	3.6	443,538	0.1	408,146	-8.0	187,072	-27,872	-13.0	378,100	-7.4
Unsecured Loans	427,367	-5.6	442,110	3.4	442,184	0.0	406,693	-8.0	186,521	-27,643	-12.9	377,000	-7.3
Consumers	427,345	-5.6	442,092	3.5	442,165	0.0	406,685	-8.0	186,521	-27,637	-12.9	377,000	-7.3
Commercials	22	-4.3	18	-18.2	19	5.6	8	-57.9	0	-6	-100.0	-	-
Secured Loans	519	47.0	990	90.8	1,354	36.8	1,453	7.3	551	-229	-29.4	1,100	-24.3

12. Number of Loan Business Outlets (ACOM)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Loan Business Outlets	1,635	114	1,741	106	1,761	20	1,716	-45	1,730	-29	-1.6	1,705	-11
Staffed	512	3	521	9	521	0	468	-53	410	-103	-20.1	386	-82
Unstaffed	1,123	111	1,220	97	1,240	20	1,248	8	1,320	74	5.9	1,319	71

13. MUJINKUN (ACOM)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of MUJINKUN Outlets	1,623	116	1,733	110	1,749	16	1,705	-44	1,719	-29	-1.7	1,693	-12
Number of MUJINKUN Machines	1,625	116	1,735	110	1,751	16	1,706	-45	1,720	-29	-1.7	1,694	-12

14. Cash Dispensers and ATMs (ACOM)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Cash Dispensers and ATMs	18,478	3,884	30,819	12,341	49,777	18,958	69,215	19,438	74,079	7,774	11.7	-	-
Proprietary	1,944	120	2,053	109	2,068	15	2,026	-42	2,039	-32	-1.5	2,013	-13
Open 365 Days/Year	1,937	123	2,046	109	2,059	13	2,020	-39	2,033	-29	-1.4	-	-
Open 24 Hours/Day	1,633	126	1,755	122	1,773	18	1,749	-24	1,763	-14	-0.8	-	-
Tie-up	16,534	3,764	28,766	12,232	47,709	18,943	67,189	19,480	72,040	7,806	12.2	-	-
Others	-	-	7,611	7,611	7,611	0	7,621	10	8,328	717	9.4	-	-

Note: "Others" indicates receipt of payment by convenience stores under an agency agreement.

15. Employees (ACOM)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Employees	4,314	56	4,321	7	4,366	45	4,405	39	4,369	-183	-4.0	4,232	-173
Head Office	658	-6	653	-5	756	103	869	113	917	135	17.3	935	66
Credit Supervision related	184	-7	219	35	241	22	302	61	348	107	44.4	364	62
Financial Service Business Division	3,552	84	3,668	116	3,610	-58	3,536	-74	3,452	-318	-8.4	3,297	-239
Contact Center	-	-	-	-	335	335	1,059	724	985	230	30.5	-	-
Credit Card/ Installment Business Dept.	200	20	216	16	231	15	228	-3	317	77	32.1	342	114

Note1: The number of employees as of March 2002 is adjusted based on new organization as of April 2002.
Note2: The number of employees as of September 2002 and March 2003 is adjusted according to organizational change in June 2003.

rerage Loan yield (ACOM)

(%)

	2000/3		2001/3		2002/3		2003/3		2003/9		2004/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
yield	24.86	-0.22	24.08	-0.78	23.80	-0.28	23.47	-0.33	**23.31**	**-0.28**	**23.08**	**-0.39**
:cured Loans	25.70	-0.32	24.75	-0.95	24.32	-0.43	23.96	-0.36	**23.81**	**-0.27**	**23.57**	**-0.39**
onsumers	25.70	-0.32	24.76	-0.94	24.32	-0.44	23.96	-0.36	**23.81**	**-0.27**	**23.57**	**-0.39**
ommercials	24.08	-0.35	22.88	-1.20	21.59	-1.29	20.04	-1.55	**19.10**	**-1.13**	**19.05**	**-0.99**
ıred Loans	11.20	0.32	11.33	0.13	12.13	0.80	12.15	0.02	**12.14**	**-0.03**	**11.94**	**-0.21**

erage Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

Insecured Loans Receivable Outstanding for Consumers by Interest Rate (ACOM)

(Millions of yen)

	2000/3				2001/3				2002/3				2003/3				2003/9				2004/3見通し(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
Receivable nding	2,654,651	100.0	1,271,865	100.0	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	**2,977,794**	**100.0**	**1,564,092**	**100.0**	-	-	**1,552,600**	**100.0**
470% and Higher	318,704	12.0	119,221	9.4	222,747	7.7	82,965	5.8	167,997	5.6	62,372	4.0	129,643	4.3	49,475	3.1	**114,472**	**3.9**	**44,256**	**2.8**	-	-	**36,900**	**2.4**
375%	1,459,659	55.0	536,453	42.2	1,541,140	53.5	554,181	38.8	1,665,353	55.1	597,408	38.6	1,747,741	57.9	639,356	40.4	**1,767,147**	**59.3**	**645,463**	**41.3**	-	-	**647,000**	**41.7**
000% - 26.500%	550,454	20.7	304,112	23.9	641,763	22.3	332,986	23.3	644,128	21.3	349,436	22.6	595,372	19.7	345,529	21.9	**568,284**	**19.1**	**341,949**	**21.9**	-	-	**337,300**	**21.7**
000% - 24.820%	223,033	8.4	204,425	16.1	330,606	11.4	282,329	19.9	376,548	12.5	332,221	21.5	360,906	12.0	332,760	21.0	**339,966**	**11.4**	**321,904**	**20.6**	-	-	**313,800**	**20.2**
250% - 19.000%	19,216	0.7	37,612	2.9	37,623	1.3	71,366	5.0	49,736	1.7	93,180	6.0	51,353	1.7	96,294	6.1	**48,757**	**1.6**	**92,406**	**5.9**	-	-	**91,100**	**5.9**
000% - 18.000%	33,481	1.3	57,751	4.5	52,370	1.9	90,123	6.3	58,501	1.9	98,799	6.4	57,918	1.9	99,223	6.3	**54,954**	**1.9**	**95,616**	**6.1**	-	-	**94,600**	**6.1**
ss than 15.000%	50,104	1.9	12,288	1.0	53,044	1.9	12,744	0.9	58,645	1.9	14,431	0.9	74,243	2.5	19,485	1.2	**84,214**	**2.8**	**22,494**	**1.4**	-	-	**31,900**	**2.0**

Jnsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

fied Receivable nding sands of yen)	2000/3				2001/3				2002/3				2003/3				2003/9				2004/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
≦100	288,843	10.9	20,133	1.6	372,972	13.0	19,576	1.4	438,426	14.5	20,039	1.3	446,625	14.8	20,603	1.3	**443,180**	**14.9**	**20,452**	**1.3**	-	-	**20,200**	**1.3**
100< ≦300	568,346	21.4	128,577	10.1	570,692	19.8	129,995	9.1	558,095	18.5	127,094	8.2	550,290	18.2	125,037	7.9	**560,129**	**18.8**	**125,239**	**8.0**	-	-	**123,700**	**8.0**
300< ≦500	1,327,624	50.0	609,559	47.9	1,385,383	48.1	637,882	44.7	1,396,722	46.2	643,286	41.6	1,367,116	45.4	631,290	39.9	**1,324,615**	**44.5**	**611,417**	**39.1**	-	-	**607,100**	**39.1**
500< ≦1,000	372,173	14.0	329,124	25.9	386,856	13.4	338,669	23.7	387,674	12.9	333,173	21.5	380,548	12.6	326,476	20.6	**370,365**	**12.4**	**317,105**	**20.3**	-	-	**314,000**	**20.2**
1,000<	97,665	3.7	184,470	14.5	163,390	5.7	300,571	21.1	239,991	7.9	424,257	27.4	272,597	9.0	478,716	30.3	**279,505**	**9.4**	**489,878**	**31.3**	-	-	**487,600**	**31.4**
Total	2,654,651	100.0	1,271,865	100.0	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	**2,977,794**	**100.0**	**1,564,092**	**100.0**	-	-	**1,552,600**	**100.0**

19. Number of New Customers by Annual Income [Unsecured Loans](ACOM)

(Thousands of yen, %)

Annual Income (Millions of yen)	2000/3			2001/3			2002/3			2003/3			2003/9		
	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount
≦2	74,541	17.5	114	89,006	20.1	134	101,134	22.9	133	96,455	23.7	136	**44,153**	**23.7**	**120**
2< ≦5	278,576	65.2	152	281,654	63.7	160	276,288	62.5	158	255,555	62.9	161	**118,896**	**63.8**	**147**
5< ≦7	48,037	11.2	208	46,232	10.5	211	42,720	9.6	204	36,465	8.9	204	**15,866**	**8.4**	**188**
7< ≦10	21,371	5.0	233	20,531	4.7	237	18,054	4.1	227	15,014	3.7	225	**6,298**	**3.3**	**209**
10<	4,820	1.1	259	4,669	1.0	255	3,969	0.9	246	3,196	0.8	239	**1,308**	**0.8**	**227**
Total	427,345	100.0	157	442,092	100.0	165	442,165	100.0	161	406,685	100.0	162	**186,521**	**100.0**	**147**

20. Composition Ratio of Customer Accounts by Age [Unsecured Loans](ACOM)

(%)

	2000/3		2001/3		2002/3		2003/3		2003/9	
	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)
Under 29	27.9	21.9	27.2	22.1	26.3	22.9	25.3	21.8	**24.8**	**21.5**
Age 30 - 39	26.9	26.9	27.4	26.8	28.1	27.3	28.7	28.0	**29.1**	**28.3**
Age 40 - 49	21.8	23.4	21.2	22.4	20.7	21.7	20.5	21.7	**20.5**	**21.7**
Age 50 - 59	16.9	19.7	17.4	19.8	17.7	21.0	17.9	19.7	**17.9**	**19.4**
Over 60	6.5	8.1	6.8	8.9	7.2	7.1	7.6	8.8	**7.7**	**9.1**
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	**100.0**	**100.0**

21. Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

(%)

	2000/3		2001/3		2002/3		2003/3		2003/9	
	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)
Male	72.8	70.3	73.2	70.7	73.3	70.0	73.3	69.2	**73.4**	**68.7**
Female	27.2	29.7	26.8	29.3	26.7	30.0	26.7	30.8	**26.6**	**31.3**

22. Bad Debt Write-offs (ACOM)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Bad Debt Write-offs (Millions of yen)	37,461	15.8	44,392	18.5	54,251	22.2	81,608	50.4	57,811	20,836	56.4	118,500	45.3
Loans Receivable	36,739	15.6	42,847	16.6	51,003	19.0	75,428	47.9	53,336	19,017	55.4	108,300	43.7
Unsecured Loans	35,958	15.8	39,839	10.8	49,713	24.8	75,039	50.9	51,632	17,465	51.1	106,400	41.9
Secured Loans	781	6.1	3,007	284.9	1,290	-57.1	388	-69.9	1,703	1,551	-	1,900	388.6
ACOM MasterCard	19	-	511	-	1,767	245.8	3,344	89.2	2,413	926	62.3	5,400	61.9
Installment Sales Finance	682	20.2	1,018	49.2	1,475	44.9	2,457	66.6	1,400	304	27.8	2,900	18.0
Guarantee	-	-	-	-	12	-	306	-	657	591	893.7	1,900	511.1
Average Bad Debt Write-off Amounts per Account for Unsecured Loans (Thousands of yen)	324	8.7	319	-1.5	332	4.1	363	9.3	390	35	9.9	-	-
(Reference)													
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	479	-	496	-	512	-	524	-	525	-2	-0.4	528	0.8

[Ratio of Bad Debt Write-offs]

	2000/3	yoy	2001/3	yoy	2002/3	yoy	2003/3	yoy	2003/9	yoy	%	2004/3(E)	yoy
Loans Receivable (%)	2.72	(0.09)	2.86	(0.14)	3.15	(0.29)	4.56	(1.41)	3.26	(1.22)	-	6.67	(2.11)
Unsecured Loans	2.82	(0.08)	2.79	(-0.03)	3.21	(0.42)	4.74	(1.53)	3.30	(1.17)	-	6.85	(2.11)
Secured Loans	1.04	(0.04)	4.35	(3.31)	1.84	(-2.51)	0.54	(-1.30)	2.44	(2.23)	-	2.68	(2.14)
ACOM MasterCard	0.32	(0.32)	2.67	(2.35)	5.63	(2.96)	8.13	(2.50)	5.47	(1.46)	-	11.61	(3.48)
Installment Sales Finance	0.57	(-0.05)	0.68	(0.11)	0.91	(0.23)	1.60	(0.69)	1.02	(0.34)	-	2.28	(0.68)
(Reference)													
Guarantee	-	-	-	-	0.13	-	0.52	(0.39)	0.82	(0.62)	-	1.78	(1.26)

Note:1. Ratio of bad debt write-offs
Loan Business = Bad Debt Write-off of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard = Bad Debt Write-off of ACOM MasterCard / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-off of Installment Sales Finance / Installment Receivables
Gurantee= Bad Debt write-off of Gurantee / (Guranteed Loan Receivaqbles plus Payments in Subrogation)
Note:2. Figures in brackets indicate year-on-year change in percentage points.

22-2. Unserured Loans Write-offs by Reasons (ACOM)

Based on Receivables Outstanding	2000/3	C.R. (%)	2001/3	C.R. (%)	2002/3	C.R. (%)	2003/3	C.R. (%)	2003/9	C.R. (%)
Amount of Bad Debt Write-offs (Thousands of yen)	35,958	100.0	39,839	100.0	49,713	100.0	75,039	100.0	51,632	100.0
Personal Bankruptcy	14,605	40.6	15,376	38.6	20,238	40.7	30,492	40.6	17,452	33.8
Failure to Locate Borrowers	2,417	6.7	2,519	6.3	2,704	5.4	3,153	4.2	1,552	3.0
Borrowers' Inability of Making Repayments, etc.	14,922	41.5	16,579	41.6	18,332	36.9	26,726	35.7	20,715	40.1
ACOM's Voluntary Waiver of Repayments	4,014	11.2	5,365	13.5	8,439	17.0	14,668	19.5	11,911	23.1

23. Bad Debts (ACOM)

(Millions of yen)

	2000/3	%	2001/3	%	2002/3	%	2003/3	%	2003/9	yoy
Total Amount of Bad Debts	34,077	2.53	34,596	2.31	43,691	2.70	60,491	3.65	**63,793**	**3.90**
Loans to Borrowers in Bankruptcy or Under Reorganization	3,776	0.28	3,650	0.24	7,204	0.45	9,227	0.56	**9,065**	**0.55**
Applications for Bankruptcy are Proceeded	2,440	0.18	2,549	0.17	3,292	0.20	3,540	0.21	**3,436**	**0.21**
Applications for The Civil Rehabilitation are proceeded	-	-	-	-	1,659	0.10	2,853	0.17	**3,701**	**0.23**
Applications for The Civil Rehabilitation are determined	-	-	-	-	131	0.01	815	0.05	**1,299**	**0.08**
Loans in Arrears	13,408	0.99	16,866	1.13	20,972	1.30	31,128	1.88	**31,641**	**1.93**
Loans Past Due for Three Months or More	498	0.04	518	0.03	497	0.03	1,036	0.06	**1,736**	**0.11**
Restructured Loans	16,394	1.22	13,561	0.91	15,016	0.93	19,099	1.15	**21,349**	**1.31**

23-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2000/3	%	2001/3	%	2002/3	%	2003/3	%	2003/9	yoy
11days ≦ < 3 months	9,504	0.70	10,703	0.71	13,605	0.84	18,971	1.15	**23,589**	**1.44**
31days ≦ < 3 months	5,798	0.43	6,269	0.42	7,468	0.46	9,761	0.59	**11,387**	**0.70**
11days ≦ < 31 days	3,706	0.27	4,434	0.30	6,136	0.38	9,210	0.56	**12,201**	**0.74**

24. Allowance for Bad Debts (ACOM)

	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2003/3	yoy %	2003/9	yoy %	2004/3(E)	yoy %
Allowance for Bad Debts (Millions of yen)	54,300	22.6	61,900	14.0	77,700	25.5	107,700	38.6	**119,600**	**37.2**	**131,800**	**22.4**
Ratio of Allowance for Bad Debts	3.73	-	3.78	-	4.36	-	5.91	-	**6.67**	**-**	**7.43**	**-**
General Allowance for Bad Debts	-	-	-	-	-	-	67,127	-	**79,834**	**-**	**84,000**	**-**
Unsecured Consumer Loans	-	-	-	-	-	-	59,980	-	**71,131**	**-**	**75,100**	**-**
Specific Allowance for Bad Debts	-	-	-	-	-	-	40,184	-	**39,318**	**-**	**47,800**	**-**
Additional Allowance for Bad Debts	10,000	35.1	7,600	-24.0	15,800	107.9	30,000	89.9	**11,900**	**25.3**	**24,100**	**-19.7**
Allowance for Loss on Debt Guarantees	-	-	-	-	12	-	474	-	**989**	**-**	**1,874**	**-**
Additional Allowance	-	-	-	-	12	-	461	-	**515**	**-**	**1,400**	**-**

Note:

$$\text{Ratio of allowance for bad debts} = \frac{\text{Allowance for bad debts}}{\text{Loans receivable outstanding at the fiscal year-end plus Installment receivables(excluding deferred income on installment sales finance)}} \times 100$$

25. Funds Procurement (ACOM)

(Millions of yen)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)		
		C.R.(%)		C.R.(%)		C.R.(%)		C.R.(%)		yoy %	C.R.(%)		yoy %	C.R.(%)
Borrowings	1,192,926	100.0	1,283,167	100.0	1,417,966	100.0	1,384,848	100.0	1,297,951	-6.3	100.0	1,223,400	-11.7	100.0
Indirect	976,926	81.9	971,367	75.7	1,035,186	73.0	1,053,068	76.0	966,171	-8.3	74.4	901,600	-14.4	73.7
City Banks	20,423	1.7	28,798	2.3	37,017	2.6	35,065	2.5	30,301	-13.6	2.3	-	-	-
Regional Banks	49,427	4.1	47,576	3.7	56,634	4.0	58,300	4.2	47,813	-18.0	3.7	-	-	-
Long-term Credit Banks	75,810	6.4	67,638	5.3	85,608	6.0	93,880	6.8	76,974	-18.0	5.9		-	-
Trust Banks	437,622	36.7	457,598	35.7	433,001	30.5	409,257	29.6	377,414	-7.8	29.1	-	-	-
Foreign Banks	49,000	4.1	17,000	1.3	46,000	3.3	63,000	4.5	60,000	-4.8	4.6	-	-	-
Life Insurance Companies	256,893	21.5	270,883	21.1	268,215	18.9	263,779	19.0	251,436	-4.7	19.4	-	-	-
Non-Life Insurance Companies	61,845	5.2	55,711	4.3	51,434	3.6	50,043	3.6	40,977	-18.1	3.1	-	-	-
Others	25,906	2.2	26,163	2.0	57,277	4.1	79,744	5.8	81,256	1.9	6.3	-	-	-
Direct	216,000	18.1	311,800	24.3	382,780	27.0	331,780	24.0	331,780	0.0	25.6	321,800	-3.0	26.3
Straight Bonds	160,000	13.4	245,000	19.1	295,000	20.8	295,000	21.3	305,000	3.4	23.5	-	-	-
Convertible Bonds	50,000	4.2	50,000	3.9	50,000	3.5	-	0.0	-	-	-	-	-	-
Commercial Paper	1,000	0.1	12,000	0.9	10,000	0.7	10,000	0.7	-	-	-	-	-	-
Securitization of Installment Sales Finance Receivable	5,000	0.4	4,800	0.4	3,900	0.3	2,900	0.2	2,900	-	0.2	-	-	-
Others	-	-	-	-	23,880	1.7	23,880	1.7	23,880	-	1.9	-	-	-
Short-term	19,668	1.6	19,188	1.5	13,562	1.0	16,400	1.2	4,400	-73.2	0.3	4,400	-73.2	0.4
Long-term	1,173,258	98.4	1,263,980	98.5	1,404,403	99.0	1,368,448	98.8	1,293,551	-5.5	99.7	1,219,000	-10.9	99.6
Fixed	847,114	71.0	978,647	76.3	1,154,619	81.4	1,171,837	84.6	1,087,954	-7.2	83.8	1,029,105	-12.2	84.1
Interest Rate Swaps (Notional)	161,398	13.5	88,577	6.9	96,648	6.8	142,310	10.3	134,633	-5.4	10.4	-	-	-
Interest Cap (Notional)	35,000	2.9	110,000	8.6	117,000	8.3	117,000	8.4	82,000	-29.9	6.3	-	-	-
Average Interest Rate on Funds Procured During the Year	2.46	-	2.37	-	2.13	-	2.10	-	1.92	-	-	2.00	-	-
Average Nominal Interest Rate on Funds Procured During the Year	2.25	-	2.17	-	1.88	-	1.85	-	1.64	-	-	1.70	-	-
Floating Interest Rate	2.20	-	2.20	-	1.77	-	1.89	-	1.40	-	-	1.61	-	-
Fixed Interest Rate	2.65	-	2.38	-	2.21	-	2.14	-	2.04	-	-	2.08	-	-
Short-term	1.35	-	1.21	-	1.07	-	0.56	-	0.55	-	-	0.68	-	-
Long-term	2.55	-	2.43	-	2.19	-	2.11	-	1.94	-	-	2.01	-	-
Direct	1.72	-	1.76	-	1.88	-	1.86	-	1.80	-	-	1.80	-	-
Indirect	2.58	-	2.52	-	2.21	-	2.18	-	1.97	-	-	2.07	-	-
(Reference)														
Term Average of Long-term Prime Rate	2.18	-	2.17	-	1.80	-	1.79	-	1.47	-	-	-	-	-

Notes: 1. From the interim accounting period ended September 30, 2001, average interest rate on funds procured during the year include bond issue expenses.
2. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured *during the year*.

26. Credit Card Business [ACOM MasterCard] (ACOM)

(Millions of yen)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Cardholders	380,396	-	752,509	97.82	1,004,118	33.40	1,014,845	1.10	**975,865**	**-76,693**	**-7.3**	**1,068,300**	**5.3**
Number of Accounts with Shopping Receivables	40,650	-	115,612	184.40	215,733	86.60	287,999	33.50	**274,499**	**27,851**	**11.3**	**-**	**-**
Card Shopping Receivables	6,167	-	19,157	210.60	31,388	63.80	41,114	31.00	**44,087**	**6,978**	**18.8**	**46,450**	**13.2**
Revolving Receivables	4,025	-	16,123	300.60	27,731	72.00	36,885	33.00	**39,625**	**7,094**	**21.8**	**40,700**	**10.5**
Operating Income	428	-	2,298	436.10	3,676	59.90	4,952	34.70	**2,783**	**441**	**18.9**	**5,750**	**16.1**
Number of Card Issuance Machines	354	-	773	-	1,200	-	1,180	-	**1,191**	**-9**	**-**	**1,200**	**-**
MUJINKUN	354	-	582	-	894	-	877	-	**890**	**-4**	**-**	**890**	**-**
Loan Business Outlets	0	-	191	-	306	-	303	-	**301**	**-5**	**-**	**310**	**-**

27. Installment Sales Finance Business (ACOM)

(Millions of yen)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Customer Accounts	358,400	25.2	446,217	24.5	486,532	9.0	479,182	-1.5	**436,798**	**-55,948**	**-11.4**	**394,000**	**-17.8**
Installment Receivables	121,933	33.8	150,581	23.5	161,247	7.1	153,203	-5.0	**137,182**	**-24,957**	**-15.4**	**125,600**	**-18.0**
Adjusted Receivables	100,300	33.2	124,046	23.7	133,409	7.5	127,820	-4.2	**115,211**	**-19,342**	**-14.4**	**105,200**	**-17.6**
Operating Income	11,136	33.1	14,287	28.3	16,278	13.9	16,166	-0.7	**7,335**	**-850**	**-10.4**	**13,700**	**-14.9**
Ratio of Bad Debt Write-offs	0.57	-	0.68	-	0.91	-	1.60	-	**1.02**	**0.34**	**-**	**2.28**	**-**
Number of Merchant Venders	5,007	-	5,337	-	5,784	-	6,066	-	**6,172**	**238**	**-**	**-**	**-**

Note: "Number of Customer Accounts" indicates the number of contracts with receivable outstanding.

28. Guarantee Business (ACOM)

(Millions of yen)

	2000/3		2001/3		2002/3		2003/3		2003/9			2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Accounts with Outstanding Balance	-	-	-	-	32,432	-	156,256	-	**215,321**	**124,698**	**137.6**	**258,800**	**65.6**
Loan Guarantee receivables	-	-	-	-	9,539	-	57,926	-	**79,040**	**46,804**	**145.2**	**103,000**	**77.8**
Income from Guarantee Business	-	-	-	-	319	-	1,866	-	**2,165**	**1,613**	**291.9**	**4,800**	**158.7**

29. Financial Ratios (ACOM)

(%)

	2000/3		2001/3		2002/3		2003/3		**2003/9**		**2004/3(E)**	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		**yoy p.p.**		**yoy p.p.**
Dividend Pay-out Ratio	10.9	-0.8	11.8	0.9	12.3	0.5	15.1	2.8	**17.1**	**4.2**	**19.3**	**4.2**
Shareholders' Equity Ratio	25.2	3.8	26.8	1.6	27.7	0.9	30.6	2.9	**32.7**	**3.5**	**34.6**	**4.0**
Dividend on Equity	1.9	0.0	1.9	0.0	2.0	0.1	1.8	-0.2	**1.7**	**-0.2**	**1.7**	**-0.1**
Return on Equity (ROE)	19.2	1.4	17.4	-1.8	17.5	0.1	12.6	-4.9	**10.3**	**-4.8**	**9.0**	**-3.6**
Operating Profit to Total Assets	8.7	0.3	8.9	0.2	8.5	-0.4	6.8	-1.7	**5.6**	**-2.1**	**5.0**	**-1.8**
Income Before Extraordinary Items to Total Assets	8.6	0.2	8.9	0.3	8.6	-0.3	6.9	-1.7	**5.7**	**-2.0**	**5.1**	**-1.8**
Return on Assets (ROA)	4.5	0.8	4.5	0.0	4.8	0.3	3.7	-1.1	**3.2**	**-1.1**	**2.9**	**-0.8**
Operating Margin	42.2	1.3	43.2	1.0	42.2	-1.0	34.0	-8.2	**28.0**	**-10.6**	**25.0**	**-9.0**
Income Before Extraordinary Items to Operating Income	41.8	0.8	43.4	1.6	42.6	-0.8	34.5	-8.1	**28.4**	**-10.7**	**25.5**	**-9.0**
Net Income Margin	21.7	3.5	22.0	0.3	23.6	1.6	18.5	-5.1	**16.2**	**-5.5**	**14.5**	**-4.0**
Current Ratio	368.5	74.0	395.2	26.7	386.1	-9.1	448.6	62.5	**417.5**	**-42.1**	**429.8**	**-18.8**
Fixed Assets Ratio	28.4	-8.4	26.1	-2.3	25.4	-0.7	22.9	-2.5	**23.3**	**-2.9**	**23.2**	**0.3**
Interest Coverage (times)	5.9	0.5	6.5	0.6	6.9	0.4	5.8	-1.1	**5.4**	**-0.9**	**4.9**	**-0.9**

30. Per Share Data [Adjusted] (ACOM)

(Yen)

	2000/3	2001/3	2002/3	2003/3	**2003/9**	**2004/3(E)**
Net Income	504.93	550.75	647.31	529.25	**232.78**	**413.36**
Dividends	55.00	65.00	80.00	80.00	**40.00**	**80.00**
Shareholders' Equity	2,916.96	3,429.24	3,969.80	4,411.62	**4,634.61**	**4,774.69**

Note.1: The figures have been adjusted based on Fiscal Year March 2003.

Note.2: The estimated average number of shares issued during current fiscal year is used to calculate the forecasted net income per share, and same amount of bonus to directors at the prior fiscal year is subtracted from unappropriated retained earnings.

[Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

	2000/3	2001/3	2002/3	2003/3	**2003/9**	**2004/3(E)**
Net Income	31.0	9.1	17.5	-18.2	**-24.8**	**-21.9**
Dividends	22.2	18.2	23.1	0.0	**0.0**	**-**
Shareholders' Equity	24.6	17.6	15.8	11.1	**9.4**	**8.2**

31. Shares Issued (ACOM)

(Thousands)

	2000/3	2001/3	2002/3	2003/3	**2003/9**	**2004/3(E)**
Average Number of Shares Issued During the Year	146,631	146,631	146,417	146,283	**144,614**	**-**
Number of Shares Issued at Year-end	146,631	146,631	146,283	146,283	**143,561**	**-**

Notes: 1. From the fiscal year ended March 31, 2002, average number of treasury stocks during the year are excluded from the average number of shares issued during the year.
2. From the fiscal year ended March 31, 2002, number of treasury stocks at the year-end are excluded from the number of shares issued at year-end

(Reference) Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.

This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

Exhibit 4

(Brief Description)

Supplemental Document to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Supplement to the Shelf Registration Statement dated November 10, 2003 relating to the Unsecured Straight Bonds-Thirty-eighth Series (with special covenant of rating *pari passu* solely with the other specified series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when ACOM CO., LTD. (the "Company") proposes to issue or distribute through a public offering in Japan any securities designated in the Shelf Registration Statement filed with the Director-General of Kanto Local Finance Bureau on June 17, 2003 (the "2003 Shelf Registration Statement") which became effective as of June 25, 2003, including the Unsecured Straight Bonds-Thirty-eighth Series (with special covenant of rating *pari passu* solely with the other specified series of bonds), worth ¥10,000 million of the aggregate principal amount thereof in such offering.

The 2003 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds-Thirty-eighth Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the previously filed Annual Report 2003 and the news release dated November 10, 2003 (Exhibit 5).

November 10, 2003

38th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President: Shigeyoshi Kinoshita, Capital: 17.2 billion yen) has reached a decision to make its 38th issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans. Registration relating to the issuance was carried out on June 25, 2003.

Supplementary Information

1. Name of issuance:	ACOM CO., LTD. 38th issuance of domestic unsecured straight bonds
2. Total value:	10 billion yen
3. Interest rate:	1.52% annually
4. Individual bond value:	100 million yen
5. Issue price:	Face value 100 yen
6. Redemption price:	Face value 100 yen
7. Application date:	November 10, 2003
8. Payment date:	November 25, 2003
9. Maturation date:	November 25, 2009
10. Application of funds procured:	Extending loans
11. Trustee:	Nomura Securities Co., Ltd.
12. Transfer agent:	Mitsubishi Trust and Banking Corporation
13. Credit ratings:	Japan Credit Rating Agency: A+ Rating and Investment Information, Inc.: A

(Brief description)

December 10, 2003

Semi-Annual Securities Report

(Report pursuant to Article 24-5
of the Securities and Exchange Law)

The 27th Fiscal Year
from April 1, 2003
to September 30, 2003

This Semi-Annual Securities Report concerning the six months ended September 30, 2003 (hereinafter called the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 10, 2003 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the office of Kanto Local Finance Bureau and Tokyo Stock Exchange, Inc., on which the shares of common stock of the Company are listed, as well as the General Affairs Department of ACOM, CO., LTD. (the "Company").

It is required under the Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the six months ended September 30, 2003.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2004 (see Exhibit 2).